__________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: For the period ending 31 October 2003

TELSTRA CORPORATION LIMITED

ACN 051 775 556

242 Exhibition Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

__________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED
/s/ DOUGLAS GRATION
________________________________

Douglas Gration
Title: Company Secretary
Date: 31 October 2003

Media Release

Telstra

3 October 2003 300/2003

Telstra announces off-market share Buy-Back

Telstra Corporation today announced details of its plan to invite all shareholders to participate in the share Buy-Back program foreshadowed with the Company's full year results announcement.

The Company is targeting to purchase between $800 million and $1,000 million of its own shares through an off-market tender process.

Telstra Chief Executive Officer, Dr Ziggy Switkowski, said the Buy-Back was an outcome of the Company's ongoing capital management program.

"The Buy-Back is a conservative and appropriate response to the strength of the Company's cash flows, balance sheet and disciplined capital expenditure program," Dr Switkowski said.

"Telstra's strong cash flows and robust balance sheet ensures the Buy-Back will not impact on our ability to maintain foreseeable capital investment, undertake appropriate acquisitions or fund other growth initiatives," he said.

Under the tender process, all eligible shareholders will be able to tender any number of their shares to Telstra at specified prices from $4.20 to $5.40, or as a Final Price Tender. The top of the range represents a 11.8% premium and the bottom of the range a 13.0% discount to the closing price on 2 October 2003.

"The Final Price Tender option allows shareholders to elect to receive the final Buy-Back Price, whatever it is determined to be. Final Price Tenders are designed to make the tender process easier for retail shareholders," Dr Switkowski said.

All shareholders who successfully participate in the Buy-Back will receive a fixed capital amount of $1.50 per share, and the balance of the Buy-Back Price will be a fully franked dividend.

Dr Switkowski said that the Buy-Back had been structured to ensure a fair and beneficial outcome for all shareholders, who will have complete flexibility in determining the extent of any participation in the Buy-Back process.

"For those tendering their shares, the final Buy-Back Price will include a fully franked dividend component of between $2.70 and $3.90 per share," Dr Switkowski said.

For shareholders who decide to retain their holdings, the Buy-Back is expected to increase earnings per share and return on equity through the overall reduction in capital.

.../-

"We have also carefully considered how the Buy-Back may impact our smaller shareholders. Any shareholder who tenders all of their shares at or below the Buy-Back Price or as a Final Price Tender and who would be left with 400 or less shares as a result of any scale back will have all of their shares bought back," he said.

Under the off-market tendering process, Telstra will buy all the shares tendered by shareholders who elect to receive the final Buy-Back Price or who tender their shares at a price equal to or below the final Buy-Back Price, subject to any required scale-back. All shares that are accepted by Telstra will be bought back at the final Buy-Back Price, even if they are tendered below that price. Telstra will not buy any of the shares tendered by shareholders at a price above the final Buy-Back Price.

Shareholders should note that the Buy-Back may have different consequences for each shareholder, depending on their original purchase price and individual tax situation.

The Buy-Back will be funded from liquid assets and short term funding facilities. Gearing and interest cover will remain within Telstra's preferred financial parameters. Telstra's interest cover ratio will remain well above the Company's internal minimum target of 10 times after the Buy-Back.

Telstra's 1.8 million shareholders should start to receive a Buy-Back booklet outlining all the relevant details of the Buy-Back from 23 October 2003. The Buy-Back timetable is outlined below.

Off Market Buy-Back Tender Timetable

Event	Date
Shares quoted ex-entitlement to participate in the Buy-Back on the ASX. (Shares acquired on the ASX on or after this date will not receive an entitlement to participate in the Buy-Back)	13 Oct
Determination of shareholders entitled to participate in the Buy-Back (Buy-Back record date)	17 Oct
Shares quoted ex-entitlement to participate in the Buy-Back on the NZX	20 Oct
Telstra First Quarter Market Update	21 Oct
Mailing of Buy-Back booklet to shareholders commences	23 Oct
Complete mailing of Buy-Back booklet	31 Oct
Buy-Back tender period opens	03 Nov
Telstra AGM	14 Nov
Buy-Back tender period closes. Tenders must be received by the Telstra Share Registry no later than 7pm in Australia or New Zealand on 21 November	21 Nov
Announcement of Buy-Back Price and any required scale back no later than	25 Nov
Payment commences to successful participants	01 Dec
Mail-out of cheques and notices completed	12 Dec

Telstra has appointed UBS as financial adviser on the Buy-Back, and UBS, Macquarie and Goldman Sachs JB Were as brokers to the Buy-Back.

Shareholders on the Australian register may call the Telstra Buy-Back enquiry line on 1300 305 385 (within Australia) or +61 3 9615 9199 (outside Australia). Shareholders on the New Zealand register should dial 0800 835 7872 (within New Zealand) or +64 3 308 8887 (outside New Zealand).

Important Note

It is anticipated that shareholders who participate in the Buy-Back and who acquire their Telstra shares after 8 October 2003 may not be entitled to a tax offset and franking credit. This is on the basis that the Buy-Back Price and any scale back will be determined no earlier than 23 November 2003.

Some participating shareholders who have acquired their Telstra shares on or before this date may also be denied the benefit of the tax offsets and franking credits, depending on their own particular circumstances.

Shareholders should seek advice as to the taxation consequences for them of participating in the Buy-Back.

Media Enquiries
Stephen Morrison
Media Relations Manager
Phone: 03 9634 5611 or 0417 053 501

Telstra

Telstra Corporation Limited
Off-Market Share Buy-Back

Dr Ziggy Switkowski, Chief Executive Officer

John Stanhope, Chief Financial Officer

Agenda

Telstra

Overview

Target amount	• $800m to $1,000m target • actual may be less, depending on conditions, tenders lodged
Tender range, composition	• $4.20 to $5.40 range • fixed $1.50 capital component, balance is fully franked dividend
Price choice	• Nominate specified price within range, and/or accept final Buy-Back Price, which will be lowest that allows desired capital repurchase
Lodgement	• 3 week tender period • Monday 3 November to Friday 21 November

Tender Range

$4.20 to $5.40

7 specified prices, 20c intervals

- lodge at any specified price, or as Final Price Tender
- Final Price Tender is 'retail friendly'; shareholder can simply sell at Buy-Back Price, as determined under the tender process

Tender Range

$5.40

$4.20

represents

11.8% premium

13.0% discount

Relative to the $4.83 closing price on Thursday, 2 October 2003

Telstra

Buy-Back Price

Calculation

The Buy-Back Price will be the lowest price in the range that enables Telstra to purchase the amount of capital it determines to buy back

Composition

- $1.50 capital component, and
- fully franked dividend component for the balance

Announcement

ASX announcement as soon as possible after the close of the Buy-Back, but no later than Tuesday, 25 November 2003

Tender Rules

Eligibility

- Registered holders as at Friday, 17 October 2003
- Some additional rules for TESOP shares

Acceptance

- All successful tenderers will receive the same Buy-Back Price
- Only shares tendered at or below the Buy-Back Price will be bought back
- Tenders at the Buy-Back Price may be subject to scale back
- Shares tendered above the Buy-Back Price will not be bought back

Scale-back

- Shares tendered at the Buy-Back Price will be subject to scale-back if supply exceeds Telstra's requirements at and below that price

Telstra

Rationale

Active Capital Management

- Part of a wider ongoing capital management program
- Able to do this because of strong balance sheet and cash flows
- Ability to meet capital commitments not impaired
- Flexibility to undertake acquisitions not affected
- Has benefits for all shareholders, whether or not they participate

EPS and ROE enhancing

Distributes franking credits

Optimises capital structure

Flexibility will be maintained

Part of an ongoing program

Core Financial Priority is Free Cash Flow

Operational excellence	• Improved EBITDA/EBIT Margin • Tight capex management • Customer satisfaction
Accretive acquisitions	• EPS accretive by year two, ROIC • Operational control • Incremental in size
Target parameters	• Gross & Net Debt to Gross & Net Debt to Equity • EBITDA/Net Interest • Discretionary cash flow to net debt
Increase in long-term shareholder value	• Improve Return on Equity and EPS • Strong balance sheet settings • Active Capital Management

... in line with Target parameters allow capital return



%
Gearing- Gross Debt
60
50
40
30
45-50% target
1998
1999
2000
2001
2002
2003
2003*
Year Ended
Weaker
Stronger



%
Gearing- Net Debt
60
50
40
30
40-45% target
1998
1999
2000
2001
2002
2003
2003*
Year Ended
Weaker
Stronger



Times
Interest Cover- EBITDA/Interest Expense
15
10
5
Target greater than 10 times
1998
1999
2000
2001
2002
2003
Year Ended
Stronger
Weaker



%
Discretionary Net Cash flow to Net Debt
20
15
10
5
0
-5
-10
0-10% target
1998
1999
2000
2001
2002
2003
Year Ended
Stronger
Weaker

*2003 Pro forma – assumes Buy-Back funded by $500m liquid assets and $500m short term funding facilities

Impact on Telstra

Funded from liquid assets and short term funding facilities
Will not prejudice ability to take advantage of profitable opportunities

Gearing and interest cover	• Remains within preferred financial parameters
Enhanced EPS and ROE	• Buy-Back expected to enhance earnings per share and increase return on equity
Franking credits	• Dividend component of the Buy-Back Price will be fully franked by Telstra • After Buy-Back dividends expected to be fully franked for the foreseeable future

Telstra

Tax Implications

Specific to individuals

- Shareholders' cost base is relevant in determining any capital gain or loss
- Resident individuals and superfunds will generally be deemed to have sold their shares for $1.50
- Difference between Buy-Back Price and $1.50 will be a fully franked dividend
- Shareholders to seek their own advice

Availability of franking credits

- The Australian tax laws contain a number of rules which may deny shareholders in certain circumstances the benefit of franking credits and tax offsets arising from the dividend component of the Buy-Back Price
- These include the 45 day rule which generally requires that shares must be held at risk for a minimum of 45 days to qualify for the benefit of the franking credit or tax offset. An exemption to the 45 day rule may be available to certain taxpayers

Example Tax Implications

	Taxable income of Australian resident individual							
	$6,001-$21,600		$21,601-$52,000		$52,001-$62,500		$62,501+	
Per share analysis	18.5%		31.5%		43.5%		48.5%	
Income tax consequences								
Illustrative Buy-Back Price	$4.80		$4.80		$4.80		$4.80	
Less: capital proceeds	$1.50		$1.50		$1.50		$1.50	
Assumed frankable distribution	$3.30		$3.30		$3.30		$3.30	
Add: gross up for franking credits	$1.41		$1.41		$1.41		$1.41	
Assessable income	$4.71		$4.71		$4.71		$4.71	
Tax on assessable income	$(0.87)		$(1.48)		$(2.05)		$(2.28)	
Tax offset	$1.41		$1.41		$1.41		$1.41	
Net Tax Offset / (payable)	$0.54		$(0.07)		$(0.64)		$(0.87)	
Capital gains tax consequences								
Deemed capital proceeds	$1.50	$1.50	$1.50	$1.50	$1.50	$1.50	$1.50	$1.50
Less: illustrative cost base	$3.30	$7.40	$3.30	$7.40	$3.30	$7.40	$3.30	$7.40
Total capital loss on disposal	$(1.80)	$(5.90)	$(1.80)	$(5.90)	$(1.80)	$(5.90)	$(1.80)	$(5.90)
Reduction in capital gain which would arise on disposal of shares other than under the Buy-Back	$1.50	nil	$1.50	nil	$1.50	nil	$1.50	nil

(1) It is important to understand that the table is an example only and is based on a number of assumptions, including an assumed Buy-Back Price of $4.80 which may not be the actual Buy-Back Price. You should not rely on this price as being the Buy-Back Price. The tax consequences for an individual may be different because of their particular circumstances. Shareholders should therefore seek their own advice.

(2) The tax rate used includes the Medicare Levy. The precise tax effect of the Medicare Levy depends on the individual's own circumstances. It is assumed for simplicity that the Medicare Levy rate is 1.5%.

Commonwealth's Position

Decided not to participate

- as it would complicate the conduct of the Buy-Back

Supports Telstra's capital management program

- as a prudent, commercial response to strong balance sheet and cashflows

For more information, refer to Senator Nick Minchin's announcement of 4 September 2003

Participation Details

Personalised Tender Form sent to each eligible shareholder

Need to decide how many shares to sell (if any), and at what price(s)

All tenders to be received by 7pm Friday, 21 November 2003

Issuer Sponsored Holders — Complete, sign, forward to the Telstra Share Registry

CHESS Sponsored Holders — Contact controlling participant, who will process tender

NZ registered shareholders

- Must forward completed and signed tender form to Telstra's Share Registry in New Zealand

Telstra

Key Dates

Tenders to be received by the Telstra Share Registry by 7pm Friday, 21 November 2003

Ex-date for Buy-Back entitlement (ASX)	Monday, 13 October 2003
Buy-Back record date	Friday, 17 October 2003
Tender Period Opens	Monday, 3 November 2003
Tender Period Closes	Friday, 21 November 2003
Announcement of Buy-Back Price and number of shares bought back	no later than Tuesday, 25 November 2003
Dispatch / crediting of Buy-Back proceeds to successful shareholders by	Friday, 12 December 2003

45 Day Rule[1]

- Generally, shares acquired after 8 October 2003 will fail the 45 day rule

Buy-Back Booklet

- Dispatch expected to commence 23 October 2003

NZX

- Ex-date for Buy-Back entitlement on the NZX is Monday, 20 October 2003

(1) This assumes the Buy-Back allocation will not occur before 23 November 2003 and is based on discussions Telstra has had with the Australian Tax Office. A shareholder who has acquired shares on or before 8 October 2003 may still not be entitled to the franking credits. Shareholders should seek their own advice

Telstra

Questions?

Rule 3.8A

Appendix 3C

Announcement of buy-back
(*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
TELSTRA CORPORATION LIMITED	33 051 775 556

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	Selective buy-back on equal access buy-back conditions (as modified).
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	Ordinary
3	Voting rights *(eg, one for one)*	One for one
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully paid
5	Number of shares in the +class on issue	12,866,600,200
6	Whether shareholder approval is required for buy-back	No. An ASIC modification has been obtained pursuant to section 257D(4) of the Corporations Act 2001 (Cth).
7	Reason for buy-back	To enable the company to maintain a more efficient capital structure.

6827673_1

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	See announcement released this morning (3 October 2003). Further information in relation to the buy-back will be contained in a buy-back booklet which will be sent to all eligible shareholders by 31 October 2003.

On-market buy-back

9	Name of broker who will act on the company's behalf	N/A
10	Deleted 30/9/2001.	N/A
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	N/A
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	N/A
13	If the company intends to buy back shares if conditions are met - those conditions	N/A

Employee share scheme buy-back

14	Number of shares proposed to be bought back	N/A
15	Price to be offered for shares	N/A

+ See chapter 19 for defined terms.

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	N/A
17	Number of shares proposed to be bought back	N/A
18	Price to be offered for shares	N/A

Equal access scheme

19	Percentage of shares proposed to be bought back	Up to approximately 2% of all shares on issue depending on the final buy-back price and the amount determined to be bought back by the company
20	Total number of shares proposed to be bought back if all offers are accepted	Up to approximately 260 million depending on the final buy-back price and the amount determined to be bought back by the company.
21	Price to be offered for shares	The price will be determined through a tender process (see announcement of 3 October 2003).
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	17 October 2003

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: [signature] Date: 3 October 2003
(Director/Company secretary)

Print name: Douglas Gration

== == == == ==

+ See chapter 19 for defined terms.


Telstra
Telstra Corporation Limited
Dr Ziggy Switkowski
Chief Executive Officer
JP Morgan Australasian Investment Conference

Improved Underlying Financials in Second Half

Underlying Results

($ millions except EPS & DPS)	2H03	Growth (%)	FY2003	Growth (%)[1]
Sales Revenue	9,752	1.1	19,947	0.5
Expenses	4,854	(3.7)	10,004	(1.8)
EBITDA	5,049	6.4	10,205	2.6
Depreciation & Amortisation	1,672	3.3	3,305	4.1
Total Expenses	6,526	(2.0)	13,309	(0.4)
EBIT	3,377	7.9	6,900	1.9
EPS (cents)	17.1	19.8	33.9	6.4
EBITDA Margin	51.8	2.6	51.2	1.1
Domestic Capex	1,671	(6.9)	3,177	(7.5)
DPS (cents)	12	9	27[2]	22.7
Reported sales	10,027	1.0	20,495	1.5
Reported EBIT	3,173	14.4	5,723[3]	(7.9)

(1) Percentage growth represents the percentage movement from the prior corresponding period
(2) Includes special dividend of 3 cents
(3) Includes the non cash write down of the $965m investment in Reach

Managing Performance



Investors
Economy
Organisation
Telstra Performance
Regulation
Customers
Competition

Telstra

Telstra – Already a Strong Performer

- Telstra has an impressive dividend yield, ROIC, EBITDA
- 13th largest telco globally by market capitalisation
- Growing PSTN revenues
- Effective wholesale model
- Robust balance sheet
- Rigorous CAPEX management



SBC
TELSTRA
TCNZ
AT&T
British Telecom
Sprint
Korea Telecom
TELEF
Vodafone
NTT
Deutsche Telekom
France Telecom

We can go further…

Telstra


2002/03 Financial Outcomes
12,000
10,000
8,000
6,000
4,000
2,000
0
$millions
30
20
10
Cents Per Share
1.9%
2.6%
8.4%
7.0%
9.1%
34.1%
34.6%
50.1%
51.2%
22c
24c
2002 2003
EBIT[1]
EBITDA[1]
FCF[2]
CAPEX[3]
Ordinary Dividend[4]
Good progress on key performance measures
(1) Underlying
(2) Net of large one off asset sales
(3) Total CAPEX (inc. interest and ex. investments)
(4) Net of 3 cent Special Dividend in 2003
Telstra


There is always upward pressure on cash costs
$10,760*
Operating efficiency
Commercial Initiatives
Six Sigma
Information Technology
Other
Customer Retention
Network Reliability
Growth
Operating expenses 2003
Operating expenses 2004
Operating Cost Reductions 01/02: $345m
Operating Cost Reductions 02/03: $574m
Operating Cost Pressures 01/02: $151m
Operating Cost Pressures 02/03: $387m
$600m to $800 millions operating cost opportunity over the next 2 to 3yrs
*Excluding asset sales, depreciation, amortisation and equity accounted losses #Other includes cable recovery, Reach and handset
Telstra

Status - Economy

GDP & Communications Services



20%
15%
10%
5%
0%
-5%
% Growth
Communication Services
GDP
Mar.1991
Mar.1994
Mar.1997
Mar.2000
Mar.2003

Source: Australian Bureau of Statistics

Consumer Spending on Communications



3.0%
2.5%
2.0%
1.5%
Share of disposable income
GST-related spike
95-96
97-98
99-00
01-02
03-04f
05-06f

Telecommunications demand expected to grow by ~4%

Telstra

Status - Regulation

Many regulatory issues that have been resolved

- Structural separation ruled out – including FOXTEL
- Accounting transparency – processes in development
- Estens – favourable report
- NZ regulatory settings improving – further to go

Coming events – Indicative dates



ACCC Interconnect
Mobile Termination (draft report)
Internet Interconnection (draft determination)
Digital HFC Investment Exemption
Accounting Separation reports released
Mobile Termination (final report)
Price Caps
Aug 2003
Sep 2003
Sep 2003
Oct 2003
End 2003
End 2003
Jun 2005

Key regulatory settings now in place

Telstra

Status - Competition

Market Share



Millions
16
14
12
10
8
6
4
2
0
1999
2000
2001
2002
2003
Mobile SIOs - Industry
Access Lines - Telstra
Mobile SIOs - Telstra

Telstra Market Shares[1]



90%
80%
70%
60%
50%
40%
30%
1999
2000
2001
2002
2003
Data & Internet
Voice
Mobiles

Telstra

Market share losses slowing

(1) Revenues market shares for Data, Internet & voice. SIO share for mobiles

Status - Customers

Revenue change 2H03 v 2H02



Consumer
4.4%
Enterprise
-4.9%
SME*
6.1%
Wholesale
1.1%

Revenue change 2H03 v 2H02



Wholesale 13%
Enterprise 26%
Consumer 43%
SME 17%

Telstra

Any recovery in Enterprises will drive returns

* Includes Sensis revenues

Status – Customers (Cont.)

ARPU / Fixed Access Line


800
700
600
500
400
+ 14%
$671
$743
$763
2001
2002
2003

Value Added Fixed Line Features

- 1# - Telstra Feature Assistant
- Telstra Home Messages 101
- Call Forward
- Calling Number Display
- Calling Waiting
- *10# Call Return
- 3 Way Chat

Ave No. features per line = 5.4

Call completion driving PSTN growth

Telstra

Status - Organisation

Revenues		Current Situation	Objective
Core	PSTN	• Value added services • Rebalancing	• Manage for cashflow • Sweat the assets • Bundling • Product innovation
	Data - ISDN	• Data traffic increasing • Prices under pressure • Early cannibalisation evident	• Manage migration • ISDN launch to retail • Full service offering
New	Mobiles Wholesale Broadband Advertising International	• Market growth robust • Effective model • Compelling growth engine • Unique SME contact • Difficult Asian market NZ business on target	• Grow data revenues, VAS • Preferred partner for wholesale customers • Grow customers, grow market • Transform to online leverage SME relationships • Meet business plans

Core business managed for cashflow, new business for growth

Telstra

Status - Organisation


Ziggy Switkowski
Chief Executive Officer
Bruce Akhurst
Group Managing Director
Telstra Wholesale and Telstra Broadband & Media
and Group General Counsel
Doug Campbell
Group Managing Director
Telstra CountryWide
David Moffatt
Group Managing Director
Telstra Consumer & Marketing & President, Telstra International
Ted Pretty
Group Managing Director
Telstra Technology, Innovation & Products
Michael Rocca
Group Managing Director
Infrastructure Services
Bill Scales AO
Group Managing Director
Regulatory, Corporate & Human Relations
& Chief of Staff
John Stanhope
Chief Financial Officer and
Group Managing Director
Finance & Administration
David Thodey
Group Managing Director
Telstra Business & Government

Aligning organisational structure with customer needs

Telstra

Status - Investors


Special
Ordinary
CAGR 20%
24
8
14
16
17
18
19
22
3
24
1997
2
1998
1999
2000
2001
2002
2003

Dividends paid - cents per share

Capital Management

- **Dividends** - Yield 5.7%, - 100% franked
- **Capital Return** - $800m to $1bn buyback - completed by Dec 2003
- **Domestic capex** - Approx. $2.9bn in '03/04
- **Acquisitions** - EPS + ve in 2nd yr

Balance Sheet

- **Net debt to equity ratio 41.6%**
- **Aa3 credit rating (Moody's)**

Cashflow

- **FCF Yield 7.6%**

Solid financial settings with capital management options

Telstra

1 CAGR based on growth in ordinary dividends
2 Dividends paid to the Commonwealth Government

Status – Investors (Cont.)



- Operating Cashflow
- Capex
- Debt repayment
- Liquidity
- Dividends
- Buyback

Active Capital Management

- $800m to $1bn return of surplus capital to shareholders by way of off-market share buyback
- Target completion – by end December 2003
- Efficiently distribute franking credits
- Financial strength and operational flexibility retained
  - Within preferred financial parameters
- Part of wider ongoing capital efficiency program

Buyback is expected to be EPS and ROE enhancing

Telstra

Core Financial Priority is Free Cash Flow

Operational excellence	• Improved EBITDA/EBIT Margin • Process improvement using Six Sigma • Tight capex management • Customer satisfaction
Accretive acquisitions	• EPS accretive by year two, ROIC • Operational control • Incremental in size
Target parameters	• Gross & Net Debt to Equity Net Debt to Equity • EBITDA/Net Interest • Discretionary cash flow to net debt
Increase in long-term shareholder value	• Improve Return on Equity and EPS • Strong balance sheet settings • Active Capital Management

Strong Cash Flow gives us Options

Telstra

Outlook

- Industry revenue growth at GDP+, around 4%
- Telstra domestic revenue growth positive but less than industry
- Quarterly service trends will resume their continuous improvement
- Costs budgeted to grow less than growth in revenues
- Underlying EBIT and EBITDA margin to be higher on back of productivity improvements
- Domestic capex to be about $2.9billion
- Organisation design to evolve to reflect customer focus, commitment to organic growth and product innovation and industry leadership

Company Focus: Revenue & Margin Growth, Productivity & Cashflow

Telstra


Telstra
Telstra Corporation Limited
Dr Ziggy Switkowski
Chief Executive Officer
Merrill Lynch Australasia Investor Conference 2003

Presented on 28 August 2003 - Full Year Results Announcement

Improved Underlying Financials in Second Half

Underlying Results

($ millions except EPS & DPS)	2H03	Growth (%)	FY2003	Growth (%)[1]
Sales Revenue	9,752	1.1	19,947	0.5
Expenses	4,854	(3.7)	10,004	(1.8)
EBITDA	5,049	6.4	10,205	2.6
Depreciation & Amortisation	1,672	3.3	3,305	4.1
Total Expenses	6,526	(2.0)	13,309	(0.4)
EBIT	3,377	7.9	6,900	1.9
EPS (cents)	17.1	19.8	33.9	6.4
EBITDA Margin	51.8	2.6	51.2	1.1
Domestic Capex	1,671	(6.9)	3,177	(7.5)
DPS (cents)	12	9	27[2]	22.7
Reported sales	10,027	1.0	20,495	1.5
Reported EBIT	3,173	14.4	5,723[3]	(7.9)

(1) Percentage growth represents the percentage movement from the prior corresponding period
(2) Includes special dividend of 3 cents
(3) Includes the non cash write down of the $965m investment in Reach

Presented on 28 August 2003 - Full Year Results Announcement

Managing Performance



Investors
Economy
Organisation
Telstra Performance
Regulation
Customers
Competition

Telstra

Presented on 29 August 2003 – Business Transformation Briefing

Telstra – Already a Strong Performer



- Telstra has an impressive dividend yield, ROIC, EBITDA
- 13th largest telco globally by market capitalisation
- Growing PSTN revenues
- Effective wholesale model
- Robust balance sheet
- Rigorous CAPEX management



SBC
TELSTRA
Verizon
SingTel
AT&T
British Telecom
TCNZ
Bell South
Sprint
Korea Telecom
TELEF
Vodafone
NTT
Deutsche Telekom
France Telecom
TeliaSonera
Rating

We can go further…

Telstra


Presented on 28 August 2003 - Full Year Results Announcement
2002/03 Financial Outcomes
12,000
10,000
8,000
6,000
4,000
2,000
0
$millions
30
20
10
Cents Per Share
2.6%
1.9%
8.4%
7.0%
9.1%
34.1%
34.6%
50.1%
51.2%
22c
24c
2002 2003
EBIT1
EBITDA1
FCF 2
CAPEX3
Ordinary Dividend4
Good progress on key performance measures
(1) Underlying
(2) Net of large one off asset sales
(3) Total CAPEX (inc. interest and ex. investments)
(4) Net of 3 cent Special Dividend in 2003
Telstra


Presented on 29 August 2003 – Business Transformation Briefing
There is always upward pressure on cash costs
$10,760*
Operating efficiency
Commercial Initiatives
Six Sigma
Information Technology
Other
Customer Retention
Network Reliability
Growth
Operating expenses 2003
Operating expenses 2004
Operating Cost Reductions 01/02: $345m
Operating Cost Reductions 02/03: $574m
Operating Cost Pressures 01/02: $151m
Operating Cost Pressures 02/03: $387m
$600m to $800 millions operating cost opportunity over the next 2 to 3yrs
*Excluding asset sales, depreciation, amortisation and equity accounted losses # Other includes cable recovery, Reach and handset
Telstra

Status - Economy

GDP & Communications Services


20%
15%
10%
5%
0%
-5%
% Growth
Communication Services
GDP
Mar.1991
Mar.1994
Mar.1997
Mar.2000
Mar.2003

Source: Australian Bureau of Statistics

Consumer Spending on Communications


3.0%
2.5%
2.0%
1.5%
Share of disposable income
GST-related spike
95-96
97-98
99-00
01-02
03-04f
05-06f

Telecommunications demand expected to grow by ~4%

Status - Regulation

Many regulatory issues that have been resolved

- Structural separation ruled out – including FOXTEL
- Accounting transparency – processes in development
- Estens – favourable report
- NZ regulatory settings improving – further to go

Coming events – Indicative dates


ACCC Interconnect
Aug 2003
Mobile Termination (draft report)
Sep 2003
Internet Interconnection (draft determination)
Sep 2003
Digital HFC Investment Exemption
Oct 2003
Accounting Separation reports released
End 2003
Mobile Termination (final report)
End 2003
Price Caps
Jun 2005

Key regulatory settings now in place

Presented on 28 August 2003 - Full Year Results Announcement

Status - Competition

Market Share



Millions
16
14
12
10
8
6
4
2
0
Mobile SIOs - Industry
Access Lines - Telstra
Mobile SIOs - Telstra
1999
2000
2001
2002
2003

Telstra Market Shares[1]



90%
80%
70%
60%
50%
40%
30%
Data & Internet
Voice
Mobiles
1999
2000
2001
2002
2003

Telstra

Market share losses slowing

(1) Revenues market shares for Data, Internet & voice. SIO share for mobiles

Presented on 28 August 2003 - Full Year Results Announcement

Status - Customers

Revenue change 2H03 v 2H02



Consumer
4.4%
Enterprise
-4.9%
SME*
6.1%
Wholesale
1.1%

Revenue change 2H03 v 2H02



Wholesale
13%
Enterprise
26%
Consumer
43%
SME
17%

Telstra

Any recovery in Enterprises will drive returns

* Includes Sensis revenues

Status – Customers (Cont.)


ARPU / Fixed Access Line
800
700
600
500
400
+ 14%
$671
$743
$763
2001
2002
2003

Value Added Fixed Line Features

- 1# - Telstra Feature Assistant
- Telstra Home Messages 101
- Call Forward
- Calling Number Display
- Calling Waiting
- *10# Call Return
- 3 Way Chat

Ave No. features per line = 5.4

Call completion driving PSTN growth

Telstra

Status - Organisation

Revenues		Current Situation	Objective
Core	PSTN	• Value added services • Rebalancing	• Manage for cashflow • Sweat the assets • Bundling • Product innovation
	Data - ISDN	• Data traffic increasing • Prices under pressure • Early cannibalisation evident	• Manage migration • ISDN launch to retail • Full service offering
New	Mobiles Wholesale Broadband Advertising International	• Market growth robust • Effective model • Compelling growth engine • Unique SME contact • Difficult Asian market NZ business on target	• Grow data revenues, VAS • Preferred partner for wholesale customers • Grow customers, grow market • Transform to online leverage SME relationships • Meet business plans

Core business managed for cashflow, new business for growth

Telstra

Explained on 3 September – Conference call and Media Release

Status - Organisation



Ziggy Switkowski
Chief Executive Officer
Bruce Akhurst
Group Managing Director Telstra Wholesale and Telstra Broadband & Media and Group General Counsel
Doug Campbell
Group Managing Director Telstra CountryWide
David Moffatt
Group Managing Director Telstra Consumer & Marketing & President, Telstra International
Ted Pretty
Group Managing Director Telstra Technology, Innovation & Products
Michael Rocca
Group Managing Director Infrastructure Services
Bill Scales AO
Group Managing Director Regulatory, Corporate & Human Relations & Chief of Staff
John Stanhope
Chief Financial Officer and Group Managing Director Finance & Administration
David Thodey
Group Managing Director Telstra Business & Government

Aligning organisational structure with customer needs

Telstra

Presented on 28 August 2003 - Full Year Results Announcement

Status - Investors



Special
Ordinary
24
8
14
16
17
18
19
22
3
24
CAGR 20%[1]
1997 [2] 1998 1999 2000 2001 2002 2003
Dividends paid - cents per share

Capital Management

- **Dividends** - Yield 5.7%, - 100% franked
- **Capital Return** - $800m to $1bn buyback - completed by Dec 2003
- **Domestic capex** - Approx. $2.9bn in '03/04
- **Acquisitions** - EPS + ve in 2nd yr

Balance Sheet

- **Net debt to equity ratio 41.6%**
- **Aa3 credit rating (Moody's)**

Cashflow

- **FCF Yield 7.6%**

Solid financial settings with capital management options

Telstra

1 CAGR based on growth in ordinary dividends
2 Dividends paid to the Commonwealth Government

Status – Investors (Cont.)



Operating Cashflow

- Capex
- Debt repayment
- Liquidity
- Dividends
- Buyback

Active Capital Management

- $800m to $1bn return of surplus capital to shareholders by way of off-market share buyback
- Target completion – by end December 2003
- Efficiently distribute franking credits
- Financial strength and operational flexibility retained
  - Within preferred financial parameters
- Part of wider ongoing capital efficiency program

Buyback is expected to be EPS and ROE enhancing

Telstra

Core Financial Priority is Free Cash Flow

Operational excellence
- Improved EBITDA/EBIT Margin
- Process improvement using Six Sigma
- Tight capex management
- Customer satisfaction

Accretive acquisitions
- EPS accretive by year two, ROIC
- Operational control
- Incremental in size

Target parameters
- Gross & Net Debt to Equity Net Debt to Equity
- EBITDA/Net Interest
- Discretionary cash flow to net debt

Increase in long-term shareholder value
- Improve Return on Equity and EPS
- Strong balance sheet settings
- Active Capital Management

Strong Cash Flow gives us Options

Telstra

Outlook

- Industry revenue growth at GDP+, around 4%
- Telstra domestic revenue growth positive but less than industry
- Quarterly service trends will resume their continuous improvement
- Costs budgeted to grow less than growth in revenues
- Underlying EBIT and EBITDA margin to be higher on back of productivity improvements
- Domestic capex to be about $2.9billion
- Organisation design to evolve to reflect customer focus, commitment to organic growth and product innovation and industry leadership

Company Focus: Revenue & Margin Growth, Productivity & Cashflow

Telstra Corporation Limited
'03/04 First Quarter
Market Update

Telstra delivers to expectation – no change to outlook

Overview

Sales revenue for the quarter ended 30 September 2003 increased 0.5%[1] to $5,032 million, driven by growth in PSTN products, mobiles, internet and IP products. This was partly offset by a decline in revenue at Hong Kong CSL (HKCSL) and lower other sales and service, driven by reduced external construction activity, and the completion of the cable recovery project.

Domestic sales revenue increased 1.7% to $4,676 million.

Total revenue, including asset sales, decreased 7.2% to $5,309 million due to the sale of commercial properties in the prior year. After excluding asset sales, underlying[2] total revenue increased 0.5% to $5,084 million.

The following commentary details the drivers of the Telstra group revenue result for the quarter ended 30 September 2003.

PSTN Products

PSTN products increased 2.5% to $2,015 million for the quarter.

- Basic access revenues increased 3.4% to $791 million for the quarter, driven by an increase in access charges in July 2003, and an increase in the number of customers selecting plans that carry a higher access fee with lower call charges. The changed treatment of pensioner discounts from March 2003 has partly offset growth in basic access revenue.
- Local call revenue decreased 0.8% to $394 million for the quarter, largely driven by a decline of 3.7% in the number of local calls with product substitution to internet, data and mobile products. Yield was impacted by re-balancing activities.
- National long distance revenue increased 2.5% to $292 million for the quarter, due to pricing structure changes and the withdrawal of the 1 cent Saturday promotion that was available in the prior year. This movement is partly offset by a decrease in national long distance minutes of 6.5%. Yield was impacted by re-balancing activities.
- Fixed to mobile revenue grew 8.4% to $402 million for the quarter, with minutes increasing 7.3% due to continued growth in the number of mobile services in the Australian market.
- International direct revenue has decreased 15.0% for the quarter, reflecting a 13.4% decline in minutes of use as users continue to migrate towards prepaid calling card products.
- Call completion has increased 1.5% due to the introduction of easy to use value added services such as 1# feature assistant and Telstra home message 101. The revenue from these initiatives is reflected in the relevant calling product.

Mobiles

Total Mobile revenue increased 6.3% to $942 million for the quarter. Mobile revenue growth was across mobile services and handset sales. Mobile services revenue was driven by SMS revenue which increased 45% to $94 million. The number of SMS messages sent increased by 49% to 432 million.

Mobile services in operation grew 14% and mobile voice minutes of use grew 16%.

Data and Internet
Total data and internet revenue increased 3.2% to $732 million for the quarter, driven by:
- Internet and IP which increased 23.7% to $235 million in the quarter, primarily due to the continued strong growth in broadband subscribers of 113.1%, and narrowband subscribers of 8.9%.
- ISDN declining 7.1 % to $237 million for the quarter, primarily due to the closure of the old ISDN platform, resulting in migration to newer technologies.
- Other data products remaining relatively flat.

Sensis (Advertising & Directories)
Sensis revenues increased 9.5% to $185 million for the quarter ended 30 September 2003. The launching of new print features in the White Pages®, and growth in online and electronic products has largely contributed to the growth.

Intercarrier Services
Intercarrier services revenue decreased 4.3% to $287 million for the quarter, driven by a decline in wholesale leased transmission as there continues to be excess capacity within the industry & reduced international refile traffic. The decrease is partly offset by an increase in SMS interconnect revenue, driven by the growth in SMS volumes.

Inbound Calling Products (e.g. Freecall 1800, Priority 13/1300)
Inbound revenue declined 5.6% to $119 million for the quarter ended 30 September 2003, primarily due to competitive price pressure following the introduction of Inbound Number Portability. However, the decline is considerably less than that experienced in the first 3 quarters of last year.

Solutions Management
Solutions management has increased 10.5% to $126 million, through the addition of a major customer and the increase in the value of contracts for existing customers for managed voice and data services.

Various Controlled Entities (excluding HK CSL and TelstraClear)
Various controlled entities revenue declined 50.8% to $31 million for the quarter ended 30 September 2003, primarily due to:
- Pay TV customer sales and service centre now operated directly by Foxtel.
- The sale of Mobitel in October 2002.

Hong Kong CSL and TelstraClear
In local currency (HK$), revenue decreased 6.3% to HK$978 million for the quarter ended 30 September 2003. Mobile voice sales experienced a significant drop due to a price war in the market that commenced in March 2003 and continuing fallout from SARS. This was partly offset by an increase in handset sales. In Australian dollars revenue declined 21.7% to $191 million, with the impact of the exchange rates contributing approximately $37 million to the revenue decline.

TelstraClear continues to grow revenue, in local currency (NZ$) up 4.4% to $168 million, and perform to expectations. In Australian dollars revenue grew 2.9% to $142 million.

Other Sales & Service
Other sales and service revenue declined 12.2% to $180 million for the quarter. The main driver was a $36 million reduction in external construction activity, and a reduction of $16 million following the wind down of the cable recovery project. This was partly offset by an increase in pay TV bundling content sharing agreements between Telstra, Foxtel, and Optus.

Other Revenue
Other revenue decreased 61.1% to $277 million for the quarter. The prior year includes the sale of commercial properties for $570 million. The current year includes the sale of IBMGSA for $154 million.

Service
In the most recent Australian Communications Authority report for the June 2003 quarter, Telstra's national activation CSG performance continues to exceed 90%. Restoration CSG performance for rural and remote also continues to exceed 90%. Urban fault restoration was 82% and impacted by seasonal factors and the piloting of a new work management system. Telstra has resolved issues identified in the pilot system and urban performance has since recovered and remains on target.

Outlook
- There is no change to the previous full year guidance foreshadowing positive revenue growth and any cost growth being less than revenue growth.
- Core domestic operating capital expenditure is tracking to our guidance with expenditure of around $2.9 billion for the full year expected.
- The company continues to generate strong free cash flow from tight capital expenditure and cashflow management.

For enquires on this announcement contact:

John Stanhope
Chief Financial Officer
Telstra Corporation Limited

David Anderson
Manager, Investor Relations
Telstra Corporation Limited
Phone: 61 3 9634 2410
Email: Investor.relations@team.telstra.com

Market Update

for three months ending 30 September 2003

$ million	September 03/04	September 02/03	Growth %
PSTN products			
Basic access	791	765	3.4%
Local calls	394	397	(0.8%)
PSTN value added services	68	68	0.0%
National long distance calls	292	285	2.5%
Fixed to mobile	402	371	8.4%
International direct	68	80	(15.0%)
Total PSTN products	2,015	1,966	2.5%
Mobiles	942	886	6.3%
Data and Internet			
Data	260	264	(1.5%)
ISDN (Access and Calls)	237	255	(7.1%)
Internet and IP solutions	235	190	23.7%
Total Data and Internet	732	709	3.2%
Sensis (Advertising and Directories)	185	169	9.5%
Intercarrier services	287	300	(4.3%)
Inbound calling products	119	126	(5.6%)
Solutions management	126	114	10.5%
Various Controlled Entities (excluding HK CSL & TClear)	31	63	(50.8%)
Hong Kong CSL	191	244	(21.7%)
TelstraClear	142	138	2.9%
Customer premises equipment	46	49	(6.1%)
Payphones	36	37	(2.7%)
Other sales & service	180	205	(12.2%)
Sales revenue	**5,032**	**5,006**	**0.5%**
Other revenue	277	712	(61.1%)
Total revenue	**5,309**	**5,718**	**(7.2%)**
Sales Revenue	**5032**	**5,006**	**0.5%**
Other revenue (underlying)[2]	52	54	(3.7%)
Total Revenue (underlying)[2]	**5,084**	**5,060**	**0.5%**
Domestic sales revenue[3]	4,676	4,596	1.7%

Selected Statistical Data:[4]			
Basic access lines in service	10.31	10.39	(0.7%)
Local calls (number of calls)	2,435	2,527	(3.7%)
National long distance minutes	2,193	2,346	(6.5%)
Fixed to mobile minutes	1,041	970	7.3%
International direct minutes	165	191	(13.4%)
Mobile voice telephone minutes	1,473	1,270	15.9%
Short Message Service (SMS) (number of messages)	432	290	49.0%
Mobile services in operation (thousands)[5]	6,720	5,884	14.2%
ISDN access (basic lines equivalents) (thousands)	1,210	1,225	(1.2%)
Foxtel SIOs (thousands)	849	805	5.6%
Broadband subscribers (thousands)	439	206	113.1%
Narrowband subscribers (thousands)	1,180	1,084	8.9%
Total On-line subscribers (thousands)	1,619	1,290	25.5%

Footnotes:

(1) *All percentages relate to growth on prior corresponding period (PCP).*
(2) *Underlying revenue exclude asset sales. Other revenue excludes $225 million in asset sales in the current year, and $658 million in the prior year.*
(3) *Domestic revenues exclude all offshore revenue.*
(4) *Statistical data is represented in millions unless otherwise stated, and represents management's best estimates.*
(5) *Mobile Services in Operation (SIOs) are net of deactivated prepaid customers who were outside the recharge only period.*

Summary Underlying[i] Quarterly Data	Q1 Actual Sep-02	QTR PCP[ii] Growth Sep-02	Q2 Actual Dec-02	QTR PCPII Growth Dec-02	Half 1 Actual Dec-02	YTD PCP[ii] Growth Dec-02	Q3 QTR Mar-03	QTR PCP[ii] Growth Mar-03	Q4 QTR Jun-03	QTR PCP[ii] Growth Jun-03	FY Jun-03	YTD PCP[ii] Growth Jun-03	Q1 Actual Sep-03	QTR PCP[ii] Growth Sep-03
Revenue														
PSTN products														
Basic access	765	10.2%	791	9.4%	1,556	9.8%	778	8.2%	748	0.7%	3,083	7.1%	791	3.4%
Local calls	397	(11.0%)	399	(6.3%)	796	(8.7%)	384	(0.3%)	387	0.3%	1,567	(4.6%)	394	(0.8%)
PSTN value added services	68	3.0%	74	12.1%	141	6.8%	71	9.2%	68	6.3%	280	6.9%	68	0.0%
National long distance calls	285	(6.3%)	298	(2.9%)	582	(4.7%)	288	(6.2%)	292	(2.0%)	1,162	(4.4%)	292	2.5%
Fixed to mobile	371	7.5%	382	5.5%	753	6.5%	375	5.9%	389	8.7%	1,517	6.9%	402	8.4%
International direct	80	(9.1%)	80	(7.0%)	161	(6.9%)	73	(9.9%)	71	(12.3%)	307	(8.6%)	68	(15.0%)
Total PSTN products	1,966	1.2%	2,024	2.7%	3,989	2.0%	1,969	3.0%	1,955	1.3%	7,916	2.1%	2,015	2.5%
Mobiles	886	5.7%	917	0.7%	1,804	3.1%	879	5.1%	930	5.3%	3,613	4.2%	942	6.3%
Data and Internet														
Data	264	(4.3%)	262	(2.2%)	526	(3.5%)	261	7.4%	267	1.5%	1,053	0.2%	260	(1.5%)
ISDN (Access and Calls)	255	(7.9%)	241	(7.7%)	496	(8.0%)	227	(10.3%)	227	(7.7%)	951	(8.3%)	237	(7.1%)
Internet and IP solutions	190	46.2%	201	37.7%	391	42.7%	196	30.7%	227	23.4%	814	34.5%	235	23.7%
Total Data and Internet	709	3.8%	704	4.3%	1,413	4.1%	684	5.9%	721	4.5%	2,818	4.6%	732	3.2%
Sensis (Advertising and Directories)	169	13.4%	562	2.4%	731	4.7%	214	18.9%	273	5.8%	1,217	7.2%	185	9.5%
Intercarrier services	300	7.9%	292	0.7%	591	4.0%	280	2.6%	286	1.1%	1,157	2.9%	287	(4.3%)
Inbound calling products	126	(17.1%)	124	(15.6%)	251	(16.1%)	122	(12.9%)	122	0.0%	494	(12.1%)	119	(5.6%)
Solutions management	114	2.7%	125	13.6%	239	8.1%	113	5.6%	135	(9.4%)	487	2.1%	126	10.5%
Various controlled entities (excl HK CSL & TClear)	63	(41.1%)	53	(51.8%)	116	(46.5%)	51	(49.0%)	55	(32.9%)	221	(44.6%)	31	(50.8%)
Hong Kong CSL	244	(17.0%)	240	(14.9%)	484	(16.1%)	243	(7.3%)	181	(25.2%)	908	(15.9%)	191	(21.7%)
TelstraClear	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	142	2.9%
Customer premises equipment	49	(3.9%)	51	(3.8%)	100	(3.8%)	49	11.4%	45	(21.1%)	194	(4.9%)	46	(6.1%)
Payphones	37	(2.6%)	38	(2.6%)	75	(3.8%)	38	(2.6%)	35	(5.4%)	148	(3.9%)	36	(2.7%)
Other sales & service	205	19.9%	197	(21.2%)	402	(4.5%)	182	12.3%	190	(12.0%)	774	(3.0%)	180	(12.2%)
Sales revenue	4,868	1.1%	5,327	(1.1%)	10,195	(0.1%)	4,824	2.6%	4,928	(0.4%)	19,947	0.5%	5,032	0.9%
Other revenue	54	(46.0%)	57	5.6%	111	(27.9%)	47	(7.8%)	104	20.9%	262	(10.0%)	52	(3.7%)
Total revenue	4,922	0.1%	5,384	(1.0%)	10,306	(0.5%)	4,871	2.5%	5,032	(0.1%)	20,209	0.3%	5,084	0.5%

Selected statistical data[iv]	Q1 Actual Sep-02	QTR PCP Growth Sep-02	Q2 Actual Dec-02	QTR PCP Growth Dec-02	Half 1 Actual Dec-02	YTD PCP Growth Dec-02	Q3 QTR Mar-03	QTR PCP Growth Mar-03	Q4 QTR Jun-03	QTR PCP Growth Jun-03	FY Jun-03	YTD PCP Growth Jun-03	Q1 Actual Sep-03	QTR PCP Growth Sep-03
Basic access lines in service	10.39	(0.6%)	10.34	(0.6%)	10.34	(0.6%)	10.34	(0.9%)	10.31	(0.9%)	10.31	(0.9%)	10.31	(0.7%)
Local calls (number of calls)	2,527	(3.9%)	2,491	(4.8%)	5,019	(4.3%)	2,395	(4.3%)	2,380	(5.6%)	9,794	(4.6%)	2,435	(3.7%)
National long distance minutes	2,346	3.4%	2,310	0.1%	4,656	1.7%	2,278	(0.3%)	2,227	(3.5%)	9,161	(0.1%)	2,193	(6.5%)
Fixed to mobile minutes	970	8.1%	985	5.3%	1,955	6.7%	990	7.6%	999	6.4%	3,944	6.9%	1,041	7.3%
International direct minutes	191	(2.7%)	196	(3.7%)	387	(2.9%)	180	(5.9%)	173	(9.5%)	740	(5.2%)	165	(13.4%)
Mobile voice telephone minutes	1,270	7.1%	1,323	5.5%	2,594	6.3%	1,289	7.9%	1,372	12.7%	5,255	8.3%	1,473	15.9%
Short Message Service (SMS) (number of messages)	290	26.5%	342	35.0%	632	31.0%	380	42.0%	401	53.9%	1,413	39.8%	432	49.0%
Mobile services in operation (thousands)[iii]	5,884	8.7%	6,098	8.2%	6,098	8.2%	6,338	9.5%	6,569	10.6%	6,569	10.6%	6,720	14.2%
ISDN access (basic lines equivalents) (thousands)	1,225	(1.3%)	1,190	(4.5%)	1,190	(4.5%)	1,199	(2.4%)	1,213	(4.4%)	1,213	(4.4%)	1,210	(1.2%)
Foxtel SIOs (thousands)	805	15.4%	809	4.5%	809	4.5%	816	2.8%	836	4.5%	836	4.5%	849	5.6%
Broadband subscribers (thousands)	206	120.1%	244	121.7%	244	121.7%	290	125.8%	361	113.6%	361	113.6%	439	113.1%
Narrowband subscribers (thousands)	1,084	15.4%	1,103	7.1%	1,103	7.1%	1,134	6.7%	1,158	9.6%	1,158	9.7%	1,180	8.9%
Total On-line subscribers (thousands)	1,290	24.4%	1,347	18.2%	1,347	18.2%	1,424	19.5%	1,519	349.3%	1,519	24.0%	1,619	25.5%

Footnotes:

(i) Fiscal 2002/2003 exclude Telstra Clear, Keycorp and asset sales from the underlying revenue base. Fiscal 2003/2004 exclude asset sales from the revenue underlying base.

(ii) All percentages relate to growth on prior corresponding period

(iii) Mobile Services in Operation (SIOs) are net of deactivated prepaid customers who were outside the recharge only period

(iv) Statistical data is represented in millions unless otherwise stated

Product definitions have been reviewed and where necessary comparatives have been adjusted to align with the new definitions

Media Release

Telstra

23 October 2003 323/2003

Mail-out of Telstra Buy-Back Booklet Commences

Telstra Corporation today commenced the mail-out of Buy-Back booklets to its 1.8 million shareholders in both Australia and overseas.

The booklet contains further details of the off-market tender process, which will open on 3 November and run for a period of nineteen days, closing on 21 November.

Telstra Chief Executive Officer, Dr Ziggy Switkowski, said that all shareholders would have nearly a month to review the booklet and consult their financial advisers.

"We hope to have completed the mail out by the end of October, and will be able to address shareholder queries at the Annual General Meeting on 14 November," Dr Switkowski said.

"Early feedback has been very positive, and we are confident that the program will be a success," he said.

Announced on Friday 3 October this year, the planned $800 million to $1 billion Buy-Back is a conservative and appropriate response to the strength of Telstra's cash flows, balance sheet and its disciplined capital expenditure program.

Designed to ensure a fair and beneficial outcome for all shareholders, the Buy-Back will make Telstra more capital-efficient, while permitting the company to maintain foreseeable capital investment, undertake appropriate acquisitions or fund other growth initiatives.

The total Buy-Back Price is being determined via a tender process, under which all eligible shareholders are able to tender any number of their shares to Telstra at specified prices from $4.20 to $5.40, or as a Final Price Tender.

The Final Price Tender option allows shareholders to elect to receive the final Buy-Back Price, whatever it is determined to be. Final Price Tenders are designed to make the tender process easier for retail shareholders.

All shareholders who participate in the Buy-Back will receive a fixed capital amount of $1.50 per share, with the balance of the Buy-Back Price consisting of a fully franked dividend component of between $2.70 and $3.90 per share

For shareholders who decide to retain their holdings, the Buy-Back is expected to increase earnings per share and return on equity through the overall reduction in capital.

Important Notes

Under the off-market tendering process, Telstra will buy all the shares tendered by shareholders who elect to receive the final Buy-Back Price or who tender their shares at a price equal to or below the final Buy-Back Price, subject to any required scale-back.

Any shareholder who tenders all of their shares at or below the Buy-Back Price or as a Final Price Tender and who would be left with 400 or less shares as a result of any scale back will have all of their shares bought back.

All shares that are accepted by Telstra will be bought back at the final Buy-Back Price, even if they are tendered below that price. Telstra will not buy any of the shares tendered by shareholders at a price above the final Buy-Back Price.

Shareholders should note that the Buy-Back might have different consequences for each shareholder, depending on their original purchase price and individual tax situation.

Shareholders on the Australian register who have enquiries may call the Telstra Buy-Back enquiry line on 1300 305 385 (within Australia) or +61 3 9615 9199 (outside Australia). Shareholders on the New Zealand register should dial 0800 835 7872 (within New Zealand) or +64 3 308 8887 (outside New Zealand).

It is anticipated that shareholders who participate in the Buy-Back and who acquired their Telstra shares after 8 October 2003 may not be entitled to a tax offset and franking credit. This is on the basis that the Buy-Back Price and any scale back will be determined no earlier than 23 November 2003.

Some participating shareholders who have acquired their Telstra shares on or before this date may also be denied the benefit of the tax offsets and franking credits, depending on their own particular circumstances.

Shareholders should seek professional advice in relation to participating in the Buy-Back.

Media Enquiries
Stephen Morrison
Media Relations Manager
Phone: 03 9634 5611 or 0417 053 501

Telstra's national media inquiry line is 13 1639 and the Telstra Newsroom is located at: www.telstra.com.au/newsroom

A VNR will be made available to all networks via news exchange ex GTV9 at 15:00 on Thursday 23 October 2003

Telstra

Telstra Corporation Limited (ABN 33 051 775 556)

Telstra Buy-Back Tender

This is an important document

If you are in any doubt as to the action you should take, you should consult your professional adviser immediately.

Important dates

October

Monday, 13 October 2003	Shares quoted ex-entitlement to participate in the Buy-Back on the ASX* * [illegible]
Friday, 17 October 2003	Determination of shareholders entitled to participate in the Buy-Back (Buy-Back record date)
Monday, 20 October 2003	Shares quoted ex-entitlement to participate in the Buy-Back on the NZX
Tuesday, 21 October 2003	Telstra First Quarter Market Update

November

Monday, 3 November 2003	Tender Period opens
Friday, 14 November 2003	Annual General Meeting
Friday, 21 November 2003	Tender Period closes. Tenders must be received by the Telstra Share Registry no later than 7pm in Australia or New Zealand
No later than Tuesday, 25 November 2003	Announcement of the Buy-Back Price and the number of Shares bought back

December

Friday, 12 December 2003	Dispatch/crediting of Buy-Back proceeds to participating shareholders completed

Eligibility to participate

You are eligible to participate in the Buy-Back if Shares are registered in your name on Friday, 17 October 2003 and, in accordance with the SCH Business Rules, the Shares confer an entitlement to receive this Invitation.

All shareholders on the Australian register

Issuer Sponsored Holders

If you wish to participate in the Buy-Back, please complete and sign the enclosed Tender Form and send it to:

If sending by mail

from within Australia

Telstra Buy-Back Tender
Reply Paid 78462
Melbourne VIC 8060

from outside Australia

Telstra Share Registry
Locked Bag 5100
Melbourne VIC 8060

OR

If hand delivering

Telstra Share Registry
C/- ASX Perpetual
Registrars Limited
Level 4, 333 Collins Street
Melbourne VIC 3000

so that it is received no later than 7pm Melbourne time on Friday, 21 November 2003.

If you have any questions about completion and processing of your Tender Form, please contact the Telstra Buy-Back enquiry line on 1300 305 385 within Australia or +61 (3) 9615 9199 if you are calling from outside Australia. Otherwise, please contact your professional adviser.

CHESS Holders

If you have a CHESS Holding and you wish to participate in the Buy-Back, contact your controlling participant (normally your broker) in sufficient time for them to process your Tender no later than 7pm Melbourne time on Friday, 21 November 2003. The name of your controlling participant is printed on the top right of the enclosed Tender Form. You do not need to return the Tender Form enclosed with this booklet, unless requested by your controlling participant.

All shareholders on the New Zealand register

If you hold Shares on the New Zealand register of Telstra, you should refer to section 1.15 for details on how to submit your Tender.

Key details of the Buy-Back

This booklet provides details of the $800 million to $1,000 million share buy-back recently announced by Telstra. The Buy-Back is an opportunity for you to offer to sell some or all of your Shares to Telstra.

Your choice

It is your choice whether you participate in the Buy-Back or not.

If you DO choose to participate in the Buy-Back:

- you can choose the minimum price in the range $4.20 to $5.40 at which your Shares will be bought back (your Tender Price);
- if your Shares are bought back, you will receive a fully franked dividend as part of the Buy-Back Price;
- if the Buy-Back Price is higher than your Tender Price, you will receive the higher Buy-Back Price for each Share bought back;
- you will not have to appoint a stockbroker to sell your Shares; and
- if the Buy-Back Price is less than your Tender Price, you will get to keep your Shares.

If you choose NOT to participate in the Buy-Back:

- the number of Shares you hold will not change, but you will have a slightly higher ownership interest in Telstra;
- you will receive a slightly larger share of any dividends the Telstra Board declares in the future; and
- you will benefit from any improvement in Telstra's earnings per share and return on equity.

What to do?

If you DO choose to participate in the Buy-Back

You should read this document carefully and then refer to section 1.15 for details on how to participate.

If you choose NOT to participate in the Buy-Back

You do not need to take any action.

Please read this document for more detailed information. If you have any questions after reading this document, please call the Telstra Buy-Back enquiry line on 1300 305 385 (outside of Australia on +61 (3) 9615 9199).

Contents

Chairman's letter



Robert Mansfield AO Chairman

Dear shareholder

On 28 August 2003, Telstra announced its intention to buy back around $800 million to $1,000 million worth of Shares through an off-market buy-back tender process.

The Buy-Back is a conservative and appropriate response to the strength of your company's cash flows and balance sheet and its disciplined capital expenditure program. Our capital management program is very important and complementary to securing ongoing profitable growth and delivering great communications solutions to every customer.

For companies with surplus cash, buy-backs are an increasingly common method for improving capital efficiency in a manner that also rewards shareholders. The Buy-Back is available to all shareholders, and has been designed to ensure that all participants receive the same price for their Shares. This outcome is achieved through the use of an off-market tendering process, in which shareholders indicate the price they would like to receive for all, or some, of their Shares.

It is important to understand that all shareholders have complete flexibility in deciding whether they wish to participate in the Buy-Back. The Telstra Board believes the Buy-Back is beneficial for all shareholders. For shareholders who decide to retain their Shares, the Buy-Back is expected to increase the company's earning per share and return on equity through the overall reduction in capital. For shareholders who sell their Shares, the Buy-Back Price includes a fully franked dividend.

Shareholders may offer to sell some or all of their Shares at any of the specified prices within the range of $4.20 to $5.40, or submit a Final Price Tender and simply elect to receive the Buy-Back Price as determined by Telstra.

Once Telstra has received and reviewed all the Tenders, it will select as the Buy-Back Price the lowest price in the range that enables it to purchase around $800 million to $1,000 million worth of Shares.

Telstra intends to buy all the Shares tendered by shareholders as a Final Price Tender and Shares tendered at a price equal to or below the Buy-Back Price, subject to any required scale back. Telstra will not buy any of the Shares tendered by shareholders at a price above the Buy-Back Price. The scale back has been specially designed so that it need not apply to small shareholdings (see section 1.11 for details).

The Buy-Back offers shareholders the opportunity to receive a capital amount of $1.50 per Share, with the balance of the Buy-Back Price being a fully franked dividend. Shareholders should note that the Buy-Back may have different tax consequences for different shareholders, depending on their original purchase price and individual tax situation.

If you wish to submit a Tender, you must ensure that your completed and signed Tender Form is received by the Telstra Share Registry or, if you hold your Shares in CHESS, that your controlling participant (normally your broker) processes your Tender, no later than 7pm Melbourne time (Australian register) or 7pm New Zealand time (New Zealand register) on Friday, 21 November 2003.

Shareholders on the Australian register may call the Telstra Buy-Back enquiry line on 1300 305 385 (within Australia) or +61 (3) 9615 9199 (outside Australia). Shareholders on the New Zealand register should dial 0800 835 7872 (within New Zealand) or +64 (3) 308 8887 (outside New Zealand).

I encourage you to consider this document carefully and, if you are in any doubt as to the action you should take, please contact your professional adviser.

Yours sincerely

Bob. Mansfield.

Robert Mansfield AO
Chairman

If you have any questions in relation to the Buy-Back, please call the Telstra Buy-Back enquiry line:

Australian register
8.30am to 5.30pm Monday to Friday
Melbourne time

1300 305 385 (within Australia)
+61 (3) 9615 9199 (outside Australia)

New Zealand register
8.30am to 5.30pm Monday to Friday
New Zealand time

0800 835 7872 (within NZ)
+64 (3) 308 8887 (outside NZ)

1. Details of the Buy-Back and Tender process

This booklet invites you to tender your Shares to Telstra in the Buy-Back. It sets out the terms of the Buy-Back and other information to assist you in making a decision whether to participate in the Buy-Back.

This invitation does not constitute or give rise to a legally binding offer capable of your acceptance. If you tender your Shares in the Buy-Back, you make a formal offer to sell those Shares on the terms and conditions set out in the Buy-Back Documents. If Telstra accepts your Tender, a Buy-Back Contract is formed and your tendered Shares will be sold to Telstra on those terms and conditions.

1.1 What is a buy-back?

A buy-back occurs where a company buys back its own shares. The shares bought back are cancelled, reducing the number of shares the company has on issue.

1.2 Why is Telstra implementing a buy-back?

Telstra has decided to implement a buy-back because it is expected to provide value to remaining shareholders through expected enhancements to earnings per share and return on equity and it will enable Telstra to maintain a more efficient capital structure.

The Buy-Back is being undertaken as part of the Board's program of capital management and reflects Telstra's sound financial settings. Telstra's strong cash flows and balance sheet enable it to pursue a range of new capital investments and expansion opportunities at the same time as increasing returns to shareholders through significant capital management initiatives. The Telstra Board believes that the Buy-Back has benefits for all shareholders, whether or not they participate in it.

1.3 What are the advantages of a tender process?

Telstra is conducting the Buy-Back by way of a tender process.

The advantages of the tender process include the following:

- participation in the Buy-Back is optional and shareholders have maximum flexibility to tailor their participation to suit their own circumstances. You are able to:
  - choose whether to tender your Shares in the Buy-Back;
  - choose how many (if any) Shares to tender; and
  - choose your Tender Price;
- your Tender Price is the lowest price you will receive for each Share bought back. If the Buy-Back Price is higher than your Tender Price, you will receive the higher Buy-Back Price. Under no circumstances will you receive less than your Tender Price for each Share bought back;
- all eligible shareholders have an equal opportunity to participate in the Buy-Back;
- the Buy-Back will enable Telstra to pass on surplus franking credits; and
- shareholders do not have to appoint a stockbroker to sell their Shares in the Buy-Back.

Further details of the tender process are set out in section 1.10.

1.4 Am I entitled to tender Shares in the Buy-Back?

You are entitled to tender Shares which are registered in your name on Friday, 17 October 2003 and which, in accordance with the SCH Business Rules, confer an entitlement to participate in the Buy-Back. Shares acquired on the ASX after 12 October 2003 do not confer an entitlement to participate in the Buy-Back.

The maximum number of Shares you are entitled to tender in the Buy-Back is set out on the personalised Tender Form enclosed with this booklet.

If you are a current or former employee of the Telstra Group and you have TESOP 97 Shares or TESOP 99 Shares, please refer to the TESOP Buy-Back Document sent to you with this booklet, which sets out the specific terms and conditions of participating in the Buy-Back for your TESOP Shares.

1.5 Do I have to tender my Shares?

Participation in the Buy-Back is entirely at your discretion. If you do not wish to participate, you do not have to do anything and the number of Shares you hold will not change as a result of the Buy-Back.

1.6 What does the Buy-Back mean for me if I do not participate?

If you choose not to participate, you will hold a

slightly larger percentage of the total Shares in Telstra after the Buy-Back is completed. You will receive a slightly larger share of the total amount of any dividends declared by the Telstra Board in the future. You will also benefit from any improvement in earnings per share and return on equity.

1.7 Will the Commonwealth participate in the Buy-Back?

The Commonwealth Government has announced that it supports the focus by the Telstra Board on a program of capital management, but it has decided that the Commonwealth will not participate in the Buy-Back as it would complicate the conduct of the Buy-Back.

1.8 What price will Telstra pay to buy back my Shares?

The Buy-Back Price will be the lowest specified price in the range of $4.20 to $5.40 per Share that will allow Telstra to purchase the amount of capital it determines to buy back. The top of the range represents an 11.8% premium and the bottom of the range a 13.0% discount to Telstra's closing price of $4.83 on 2 October 2003 (the last trading day prior to announcement of full details of the Buy-Back).

You will be paid the Buy-Back Price for each of your Shares that are bought back, even if your Tender Price is below the Buy-Back Price.

If you wish to increase the likelihood that your Shares will be bought back, you should submit a "Final Price Tender". If you submit a Final Price Tender, you are willing to sell your Shares at the Buy-Back Price, whatever it is determined to be under the tender process. The Buy-Back Price could be as low as $4.20 or as high as $5.40 per Share. Final Price Tenders are designed to make it easier for retail shareholders to successfully participate in the Buy-Back. Final Price Tenders will only be scaled back if the total number of Shares tendered at the lowest price in the range and as Final Price Tenders is more than Telstra determines to buy back.

1.9 How will I know what the Buy-Back Price is?

Telstra intends to announce the Buy-Back Price to the ASX as soon as possible after the Buy-Back is completed, but no later than Tuesday, 25 November 2003.

1.10 Will all the Shares I tender be bought back?

Telstra intends to buy back around $800 million to $1,000 million worth of Shares (approximately 1.3% to 1.6% of issued capital, assuming a $4.80* Buy-Back Price).

The success of your Tender will depend on your Tender Price, the size and price of Tenders lodged by other shareholders and the total number of Tenders Telstra accepts.

How will Telstra determine successful Tenders and any scale back?

If you tender your Shares at a price above the Buy-Back Price, your Tender will be rejected and your Shares will not be bought back.

If you tender Shares at or below the Buy-Back Price, or as a Final Price Tender, your Tender will be successful and your Shares will be bought back, subject to any scale back.

What is a scale back?

The following scale back mechanism will apply if the total number of Shares tendered at or below the Buy-Back Price and as Final Price Tenders is more than the total number of Shares Telstra determines to buy back:

(a) Tenders below the Buy-Back Price will be accepted in full;

(b) Tenders above the Buy-Back Price will be rejected;

(c) For Tenders at the Buy-Back Price and Final Price Tenders:

(i) If the Buy-Back Price is not the lowest price in the range, Final Price Tenders will be accepted in full, and Tenders at the Buy-Back Price (other than Excluded Tenders) will be scaled back on a pro rata basis.

*$4.80 is an example only. You should not rely on this price as being the Buy-Back Price. See section 1.8 for an explanation of how the Buy-Back Price will be determined.

(ii) If the Buy-Back Price is the lowest price in the range ($4.20), Tenders at the Buy-Back Price and Final Price Tenders (other than Excluded Tenders) will be scaled back on a pro-rata basis, but only after:

(A) the Priority Allocation is bought back from each shareholder who tendered, in aggregate, more than the Priority Allocation at the Buy-Back Price and/or as a Final Price Tender; and

(B) all of the Shares tendered at the Buy-Back Price and/or as a Final Price Tender are bought back from each shareholder who tendered, in aggregate, the Priority Allocation or less at the Buy-Back Price and/or as a Final Price Tender.

What is the Priority Allocation?

The Priority Allocation is 400 Shares or such lesser number of Shares as is required to ensure that Telstra is able to buy back only the number of Shares it determines to buy back.

What is an Excluded Tender?

The scale back mechanism does not apply to a Tender submitted by:

(i) a shareholder who tenders all of their Shares at the Buy-Back Price, below the Buy-Back Price and/or as a Final Price Tender and who would have a Small Holding (400 Shares or less) as a result of the scale back; or

(ii) the TESOP Trustee.

Excluded Tenders at or below the Buy-Back Price or submitted as Final Price Tenders will be accepted in full.

The details of any scale back will be announced as soon as possible after the Closing Date. Telstra expects to make this announcement no later than Tuesday, 25 November 2003. When the scale back is calculated, all fractions will be rounded down to the next Share.

Example 1

As an illustration, assuming 3 shareholders tender 1,000 Shares each into the Buy-Back as follows:

	Shares tendered	Tender Price
Shareholder 1	1,000	$5.40
Shareholder 2	600	$4.80
	400	$4.20
Shareholder 3	1,000	Final Price Tender

and the Buy-Back Price is determined to be $4.80*, the outcome of each Tender would be as follows:

	Tender Price	Outcome
Shareholder 1	$5.40	Not successful, no Shares bought back
Shareholder 2	$4.80	Successful, 600 Shares bought back subject to any scale back
	$4.20	Successful, all 400 Shares bought back
Shareholder 3	Final Price Tender	Successful, all 1,000 Shares bought back

Shareholder 1 would not be successful because their Tender Price is above the Buy-Back Price, $4.80.

Shareholder 2 tendered a total of 1,000 Shares at two different prices: 600 Shares at $4.80 and 400 Shares at $4.20. Both Tenders submitted by Shareholder 2 would be successful, however the Tender submitted at $4.80 would be subject to any scale back that is required, because $4.80 is the Buy-Back Price. If a scale back is required, the number of Shares bought back from Shareholder 2, under the Tender submitted at $4.80, would be less than 600 Shares (unless it is an Excluded Tender). The 400 Shares tendered by Shareholder 2 at $4.20 would not be subject to any scale back, as the Tender Price is below the Buy-Back Price.

Shareholder 3 (Final Price Tender) would not be subject to scale back, as the Buy-Back Price is not the lowest price in the range.

*$4.80 is an example only. You should not rely on this price as being the Buy-Back Price. See section 1.8 for an explanation of how the Buy-Back Price will be determined.

Example 3

As an illustration of the scale back process, assume the Buy-Back Price is $4.80*, Telstra determines to buy back $1,000 million worth of Shares, and the following Tenders are received:

	Tender Prices	Value of Shares tendered (at Buy-Back Price)	Total value of Shares tendered	
Final Price Tenders and Tenders 'below' the Buy-Back Price	Final Price Tender $4.20 $4.60	$500m $110m $188m	→ $798m	+ = $1,200m > $1,000m (so scale back applies)
Tenders 'at' the Buy-Back Price	$4.80 (Buy-Back Price)	$402m	→ $402m	
Tenders 'above' the Buy-Back Price	$5.00 $5.20 $5.40	$570m $675m $840m		

The value of Tenders received 'at' and 'below' the Buy-Back Price (including Final Price Tenders) is greater than the amount of capital Telstra has determined to buy back, therefore the scale back applies:

	Amount bought back
Final Price Tenders and Tenders 'below' the Buy-Back Price are accepted in full	$798m
Tenders 'at' the Buy-Back Price (other than Excluded Tenders) are scaled back by 50% so that no more than $1,000m is bought back in total (and Telstra may make a $2m acquisition of Shares tendered in Excluded Tenders)	$200m (of $400m) $2m (Excluded Tenders)
Tenders 'above' the Buy-Back Price are rejected	$0m
Total	$1,000m

For example, in the above circumstances, a shareholder tendering 5,000 Shares at the Buy-Back Price of $4.80 would have 2,500 Shares bought back (5,000 x $200m/$400m), or in other words the Tender would be scaled back by 50%.

As illustrated above, the percentage scale back will be calculated to take into account the acquisition of Shares tendered in Excluded Tenders.

1.11 How will any scale back affect shareholders who hold a relatively small number of Shares?

The scale back mechanism will not apply to any shareholder who tenders all of their Shares at the Buy-Back Price, below the Buy-Back Price and/or as a Final Price Tender, and who would have 400 Shares or less as a result of scale back.

If the Buy-Back Price is the lowest price in the range and there is a scale back, the Priority Allocation will be bought back from each shareholder who tendered more than the Priority Allocation at the Buy-Back Price and/or as a Final Price Tender, and all of the Shares tendered at the Buy-Back Price and/or as a Final Price Tender will be bought back from each shareholder who tendered, in aggregate, the Priority Allocation or less at the Buy-Back Price and/or as a Final Price Tender.

If you want to reduce the likelihood of any scale back applying to your Tender, you should lodge a Final Price Tender. Final Price Tenders will only be scaled back if the total number of Shares tendered at the lowest price in

*$4.80 is an example only. You should not rely on this price as being the Buy-Back Price. See section 1.8 for an explanation of how the Buy-Back Price will be determined.

the range and as Final Price Tenders is more than the total number of Shares Telstra determines to buy back.

1.12 Shareholders with 400 Shares or less

If you hold 400 Shares or less, you may only lodge one Tender, for all of the Shares you want to tender, either at one of the specified prices or as a Final Price Tender. You cannot split your holding and tender different parcels of your Shares at different prices.

1.13 How does the Buy-Back compare to selling my Shares on the stock market?

Depending on your individual circumstances, the Australian income taxation consequences for you if you successfully participate in the Buy-Back may be different than if you sold your Shares on-market (see section 2 for more details). Also, to execute a share sale on the ASX you usually need to appoint a broker and pay brokerage. Issuer Sponsored Holders do not need to appoint a broker or pay brokerage to participate in the Buy-Back. Brokers usually do not charge CHESS holders to process tenders in a buy-back.

However, you may be able to sell your Shares for a higher price on the ASX. Telstra's market price on the ASX may be, or may move, higher than the Buy-Back Price during or after the Tender Period. It may also vary significantly in the future. By making the Invitation and in setting the tender range, Telstra is not making any recommendation or giving any advice on the value of your Shares, or whether (or how) you should sell your Shares.

Before you decide what to do with your Shares, Telstra strongly recommends that you seek professional advice.

1.14 How have Telstra Shares performed over recent times?

The closing price of Telstra Shares on the ASX on Thursday, 2 October 2003, being the last day before Telstra announced full details of the Buy-Back, was $4.83.

Telstra's highest and lowest market sale prices during each of the preceding four months were as follows:

Month	Low	High	Volume Weighted Average Price
July 2003	$4.38	$4.84	$4.63
August 2003	$4.63	$5.05	$4.77
September 2003	$4.71	$5.16	$4.86
October 2003*	$4.71	$4.84	$4.78

NOTES: * High and low market prices up to October 2, 2003.

A graph indicating the Share price performance of Telstra over the period from January 2002 to 2 October 2003 is set out below.

1.15 How do I participate in the Buy-Back?

Step 1 – Decide how many Shares you wish to sell

To participate in the Buy-Back, you first need to decide how many Shares you wish to sell.

The personalised Tender Form enclosed with this booklet sets out the maximum number of Shares you can tender in the Buy-Back. You may tender any


$5.80
$5.60
$5.40
$5.20
$5.00
$4.80
$4.60
$4.40
$4.20
$4.00
$3.80
Mar '02
Jun '02
Sep '02
Dec '02
Mar '03
Jun '03
Sep '03
$5.40 (Top of range)
$4.20 (Bottom of range)
Last recorded 2 October 2003

number of Shares up to this maximum number. You should not, before the Buy-Back Date, sell or offer to sell to others the Shares you have tendered in the Buy-Back, unless you first withdraw or amend your Tender (see section 1.16).

Step 2 – Decide your Tender Price(s)

Once you have determined the number of Shares you wish to sell, you need to indicate the price, or prices, at which you are willing to sell these Shares (the Tender Price(s)).

If you hold 400 Shares or less, all the Shares you wish to sell must be tendered either at one of the specified prices (from $4.20 to $5.40 per Share set out on the Tender Form) or as a Final Price Tender (see section 1.8). You cannot split your holding and tender different parcels of your Shares at different Tender Prices.

If you hold more than 400 Shares, you may tender the Shares you wish to sell at one of the specified prices (from $4.20 to $5.40 per Share set out on the Tender Form) or as a Final Price Tender. You may also tender different parcels of the Shares you wish to sell at different Tender Prices. For example, you may tender one third of the Shares you wish to sell at the specified price of $4.80, one third at the specified price of $4.20 and one third as a Final Price Tender. However, you may not tender the same Shares at different Tender Prices. Each parcel of Shares tendered at a different Tender Price is a separate Tender.

Step 3 – Submit your Tender(s)

All shareholders on the Australian register

The way you complete Step 3 will depend on the type of holding you have. This will be specified on your Tender Form.

(a) Issuer Sponsored Holdings

Once you have determined the number of Shares you wish to sell and your Tender Price(s), you need to complete and sign your personalised Tender Form and return it to the Telstra Share Registry.

Your completed Tender Form must be received by the Telstra Share Registry by 7pm Melbourne time on Friday, 21 November 2003 at:

If sending by mail		**If hand delivering**
from within Australia		
Telstra Buy-Back Tender Reply Paid 78462 Melbourne VIC 8060	**OR**	Telstra Share Registry C/- ASX Perpetual Registrars Limited Level 4, 333 Collins Street Melbourne VIC 3000
from outside Australia Telstra Share Registry Locked Bag 5100 Melbourne VIC 8060		

You can use the enclosed reply-paid envelope if you are posting in Australia.

Your Tender Form may not be accepted by Telstra unless it is actually received at either of the above addresses by 7pm Melbourne time on Friday, 21 November 2003. You should allow sufficient time for this to occur if you are sending your Tender Form by mail.

(b) CHESS Holdings

Once you have determined the number of Shares you wish to sell and your Tender Price(s), you need to instruct your controlling participant (normally your broker) in sufficient time for them to process your Tender no later than 7pm Melbourne time on Friday, 21 November 2003. The name of the controlling participant who manages your CHESS Holding as at the Buy-Back record date is printed on your Tender Form.

You should not send your Tender Form to the Telstra Share Registry.

If you are a CHESS Holder, you may receive written confirmation from CHESS of the Tenders made on your holding by your controlling participant. Irrespective of its wording, this confirmation is not an acceptance by Telstra of any Tender.

All shareholders on the New Zealand register

If you hold Shares on the New Zealand register you must submit your completed and signed Tender Form by mail to: BK Registries Limited, PO Box 384, Ashburton, New Zealand so that it is received no later than 7pm New Zealand time on Friday, 21 November 2003.

1.16 Can I withdraw or amend my Tender?

Once you have submitted a Tender, you may only withdraw or amend your Tender by following the procedures set out below.

All shareholders on the Australian register

(a) Issuer Sponsored Holdings

Withdrawal of Tenders

You may withdraw all of your Tenders by ticking the "Withdrawal" box on the Withdrawal/Amendment Form at the back of this booklet, completing your shareholder details, signing the form and sending it to the Telstra Share Registry at the address provided so that it is received no later than 7pm Melbourne time on Friday, 21 November 2003.

Amendment of Tenders

If you wish to change the terms of all or some of your Tenders or you wish to withdraw some (not all) of your Tenders, you must tick the "Amendment" box on the Withdrawal/Amendment Form at the back of this booklet, complete your shareholder details, complete the details of all of your Tenders on that form in accordance with the instructions shown on it and send it to the Telstra Share Registry as specified above so that it is received no later than 7pm Melbourne time on Friday, 21 November 2003.

The effect of amending your Tenders by submitting a Withdrawal/Amendment Form will be to withdraw all of your Tenders and replace them with the Tenders detailed on that form. On the Withdrawal/Amendment Form you will need to complete the details of all of the Tenders you wish to submit as if you had not previously submitted them.

(b) CHESS Holdings

If you have a CHESS Holding, you will need to instruct your controlling participant in sufficient time for them to process your amendment or withdrawal no later than 7pm Melbourne time on Friday, 21 November 2003.

You should not send a Withdrawal/Amendment Form to the Telstra Share Registry.

The effect of your controlling participant withdrawing or amending one or more of your Tenders will be to withdraw those Tenders, and in the case of an amendment, to replace the amended Tenders with new Tenders.

If you are a CHESS Holder, you may receive written confirmation from CHESS of the withdrawals/amendments made on your holding by your controlling participant. Irrespective of its wording, this confirmation is not an acceptance by Telstra of any Tender.

All shareholders on the New Zealand register

Withdrawal of Tenders

You may withdraw all of your Tenders by ticking the "Withdrawal" box on the Withdrawal/Amendment Form at the back of this booklet, completing your shareholder details, signing the form and sending it to BK Registries Limited at PO Box 384, Ashburton, New Zealand so that it is received no later than 7pm New Zealand time on Friday, 21 November 2003.

Amendment of Tenders

If you wish to change the terms of all or some of your Tenders or you wish to withdraw some (not all) of your Tenders, you must tick the "Amendment" box on the Withdrawal/Amendment Form at the back of this booklet, complete your shareholder details, complete the details of all of your Tenders on that form in accordance with the instructions shown on it and send it to BK Registries Limited at PO Box 384, Ashburton, New Zealand so that it is received no later than 7pm New Zealand time on Friday, 21 November 2003.

The effect of amending your Tenders by submitting a Withdrawal/Amendment Form will be to withdraw all of your Tenders and replace them with the Tenders detailed on that form. On the Withdrawal/Amendment Form you will need to complete the details of all of the Tenders you wish to submit as if you had not previously submitted them.

1.17 How can I obtain additional Tender and Withdrawal/Amendment Forms?

All shareholders on the Australian register

If you require any replacement Tender Forms or additional Withdrawal/Amendment Forms, please call the Telstra Buy-Back enquiry line on 1300 305 385

within Australia or +61 (3) 9615 9199 if you are calling from outside Australia.

All shareholders on the New Zealand register

If you require any replacement Tender Forms or additional Withdrawal/Amendment Forms, please call the Telstra Buy-Back enquiry line on 0800 835 7872 within New Zealand or +64 (3) 308 8887 if you are calling from outside New Zealand.

1.18 How will I receive payment for Shares bought back?

If you have an existing direct credit authority for the payment of dividends on your Shares recorded on the Telstra share register at 7pm on Friday, 21 November 2003, all proceeds due to you under the Buy-Back will be credited to your nominated bank account. In all other cases Telstra will send you a cheque for the proceeds in Australian dollars. Proceeds paid by direct credit to shareholders on the New Zealand register will be converted to $NZ at a rate determined by Telstra on Friday, 21 November 2003.

Cheques and direct credit advices will be sent, at your risk, by mail addressed to you at your address as shown on the Telstra share register at 7pm on Friday, 21 November 2003.

Payments to bank accounts and dispatch of cheques will be completed by Friday, 12 December 2003. Payments to the accounts and the dispatch of cheques to the addresses specified above will satisfy Telstra's obligation to pay you for any Shares bought back.

1.19 Will I still receive the 2002/2003 final dividend if my Shares are bought back?

Yes. All shareholders with an entitled registered holding on 26 September 2003 will receive the 12c per Share fully franked final dividend, whether or not they participate in the Buy-Back.

1.20 Can I still vote at the Annual General Meeting if I tender my Shares to Telstra?

Yes. Shareholders who tender their Shares to Telstra will still be entitled to vote in respect of those Shares (in accordance with the voting rights attached to those Shares) at the AGM on Friday, 14 November 2003, and at any other general meeting that is held before the Closing Date.

1.21 Can I trade my Shares after submitting a Tender?

You should not sell or offer to sell the Shares you have tendered in the Buy-Back.

Once you have submitted a Tender, the number of Shares you have tendered will be locked and placed in a "subposition" in the Telstra share register. You will not be able to successfully deal with those Shares until those Shares are released from the subposition. For the Shares to be released from the subposition you must withdraw or amend your Tender in accordance with the procedures set out in this booklet.

Withdrawals or amendments made in accordance with these procedures may not take immediate effect. You should take this into consideration if you wish to sell or offer to sell any of the Shares in respect of which you have submitted a Tender. If you sell or offer to sell any Shares after you submit a Tender, and at the Buy-Back Date you do not hold at least the number of Shares you have tendered, Telstra may, in its absolute discretion, reject your Tender(s) or treat your Tender(s) as if you had tendered the number of Shares held by you at the Closing Date (see sections 4.11 and 4.13 for further detail).

1.22 Note to shareholders located in the United States

If you are a shareholder located in the United States, you should be aware that the disclosure requirements regarding the Buy-Back are different from the requirements that would apply if the Buy-Back was for shares of a United States company. Furthermore, because most of Telstra's directors and executive officers reside outside the United States and all or a substantial portion of the assets of these persons and a substantial portion of Telstra's assets are located outside the United States, it may not be possible for shareholders to effect service of process within the United States upon such persons or to enforce against them judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States.

2. Australian tax implications for shareholders

The following discussion is intended only as a general summary of the Australian income tax implications of participating in the Buy-Back.

Unless otherwise specified, this discussion is based on income tax legislation and administrative practice as at 3 October 2003. These laws, the interpretation of them by the courts, and administrative practice may change at any time, possibly with retrospective effect. Telstra has applied for a Class Ruling from the ATO for shareholders who participate in the Buy-Back which is expected to provide confirmation of a number of the statements contained in this summary. Whilst it is not anticipated to be the case, it is possible that the Class Ruling issued by the ATO may express a view contrary to that set out below.

Some shareholders, for example those who carry on a business in dealing with shares, may be assessed on their dealings in shares other than under the CGT provisions. The tax consequences for those shareholders may alter significantly from those discussed below.

If you decide to participate in the Buy-Back, your particular tax treatment will depend on your own circumstances.

It is, therefore, important that you seek professional tax advice to take into account your particular circumstances.

Introduction

The Buy-Back will constitute an "off-market" buy-back for tax purposes. Telstra has received confirmation from the ATO that all of the Buy-Back Price in excess of $1.50 will be treated as a frankable distribution (which will be fully franked by Telstra).

A shareholder participating in the Buy-Back should be taken, for CGT purposes, to have disposed of their Shares when Telstra accepts the Tender. This is anticipated to be no later than 25 November 2003.

2.1 Australian resident individual

Income Tax – Treatment of franked distribution

An Australian resident individual participating in the Buy-Back will be deemed to have received a franked distribution equal to the difference between $1.50 and the Buy-Back Price.

The shareholder will be required to include in their assessable income the amount of the franked distribution together with the franking credit on the franked distribution.

The shareholder should be entitled to a tax offset equal to the franking credit. This tax offset may reduce the total tax payable by the shareholder on their taxable income. If the tax offset exceeds the total tax payable by the shareholder on their taxable income, the shareholder may be entitled to a refund of that excess. The tax offset may not be available in certain circumstances. This is discussed in Section 2.5.

Capital Gains Tax – Disposal of Shares

A resident individual participating in the Buy-Back will be deemed for CGT purposes to have disposed of each Share for capital proceeds of $1.50. This is irrespective of the Buy-Back Price. Generally, the CGT cost base for a Share will be the amount the shareholder paid to acquire the Share together with certain incidental costs of acquisition, for example stamp duty and brokerage, and certain incidental costs of disposal.

There are specific rules to determine the cost base for Shares acquired by Telstra employees under the Telstra Employee Share Ownership Plans. Class Ruling CR 2001/28 deals with the determination of the cost base for certain Telstra employees who acquired their Shares under TESOP 97 and TESOP 99.

A capital loss for a Share disposed of under the Buy-Back will be the excess of the CGT cost base of the Share over the deemed capital proceeds of $1.50. This is irrespective of the Buy-Back Price. No allowance for indexation is made in determining the cost base for the Share for this purpose.

The capital loss which arises under the Buy-Back may be greater than the capital loss which may have arisen under an equivalent sale of the Shares on-market. This is because the capital proceeds under the Buy-Back are deemed to be $1.50 rather than the price at which the shareholder sold their Shares.

This also means that any capital gain which would have otherwise arisen on disposal of the Shares is reduced.

A capital loss that arises from the Buy-Back can only be used to offset capital gains made by the individual shareholder. Capital losses not used may be carried forward to be used later.

Any capital loss arising from the Buy-Back cannot be offset against the franked distribution and franking credit included in the shareholder's assessable income from the Buy-Back.

The table below provides illustrative examples of the potential tax consequences for an Australian resident individual disposing of their Shares under the Buy-Back. The tax consequences will depend on the Buy-Back Price, the individual's applicable marginal tax rate and their CGT cost base for the Shares.

It is important to understand that the table is an example only and is based on a number of assumptions including an assumed Buy-Back Price which may not be the actual Buy-Back Price. The actual Buy-Back Price and the amount of the franked distribution will not be known until after the Buy-Back closes. The tax consequences for an individual may be different because of their particular circumstances.

Example of tax consequences per Share for Australian resident individuals participating in the Buy-Back (based on an illustrative Buy-Back Price of $4.80)

	Your income $6,001-$21,600 18.5%[1]			Your income $21,601-$52,000 31.5%[1]			Your income $52,001-$62,500 43.5%[1]			Your income $62,501+ 48.5%[1]		
Income tax consequences		$			$			$			$	
Illustrative Buy-Back Price[2]		4.80			4.80			4.80			4.80	
Less: Deemed capital proceeds		1.50			1.50			1.50			1.50	
Assumed franked distribution in Buy-Back Price		3.30			3.30			3.30			3.30	
Add: gross up for franking credit		1.41			1.41			1.41			1.41	
Assessable income		4.71			4.71			4.71			4.71	
Tax on assessable income		(0.87)			(1.48)			(2.05)			(2.28)	
Tax offset		1.41			1.41			1.41			1.41	
Net tax offset/(Tax payable) on franked distribution in Buy-Back Price		0.54			(0.07)			(0.64)			(0.87)	
Capital gains tax consequences	$	$	$	$	$	$	$	$	$	$	$	$
Deemed capital proceeds	1.50	1.50	1.50	1.50	1.50	1.50	1.50	1.50	1.50	1.50	1.50	1.50
Less: illustrative cost base	3.30	5.00	7.40	3.30	5.00	7.40	3.30	5.00	7.40	3.30	5.00	7.40
Total capital loss arising from disposal under Buy-Back[3]	(1.80)	(3.50)	(5.90)	(1.80)	(3.50)	(5.90)	(1.80)	(3.50)	(5.90)	(1.80)	(3.50)	(5.90)
Reduction in capital gain which would arise on disposal of shares (other than under the Buy-Back)	1.50	nil	nil	1.50	nil	nil	1.50	nil	nil	1.50	nil	nil

1 The tax rate used includes the Medicare Levy. The Medicare Levy depends on the individual's own circumstances. It is assumed that the Medicare Levy rate is 1.5%.

2 $4.80 is used for illustrative purposes only. You should not rely on this price as being the Buy-Back Price. The procedure to determine the Buy-Back Price is explained in Section 1.8.

3 The capital loss which arises under the Buy-Back may be greater than the capital loss which may have arisen under an equivalent sale of the Shares on-market. This is because the capital proceeds under the Buy-Back are deemed to be $1.50.

2.2 Australian resident company

Income Tax – Treatment of franked distribution

An Australian resident company participating in the Buy-Back will be deemed to have received a franked distribution equal to the difference between $1.50 and the Buy-Back Price.

The shareholder will be required to include the franked distribution in their assessable income, together with the franking credit on the franked distribution.

The shareholder should be entitled to a tax offset equal to the franking credit. No refund will be available to the extent that the tax offset exceeds the tax payable by the shareholder. A franking credit (equal to the franking credit on the franked distribution) will also arise in the franking account of the shareholder. The tax offset may not be available in certain circumstances. This is discussed in Section 2.5.

Capital Gains Tax – Disposal of Shares

The Minister for Revenue and Assistant Treasurer issued a Press Release on 27 September 2002 indicating that further amendments to the imputation provisions to apply from 1 July 2002 would be introduced into Parliament as soon as practicable. It is possible that these amendments may, amongst other things, affect the CGT treatment of an Australian resident company participating in the Buy-Back. The impact of any amendments will depend upon the form of the legislation enacted.

The amendments may mean that a capital loss may only arise to the extent that the CGT cost base of the Shares exceeds the Buy-Back Price (rather than the capital proceeds of $1.50). No allowance for indexation is made in determining the cost base for the Shares for this purpose.

If no amendments are made to the legislation, the position may be different. Accordingly, it is very important that Australian resident companies seek their own independent taxation advice before participating in the Buy-Back.

2.3 Australian complying superannuation fund

Income Tax – Treatment of franked distribution

An Australian complying superannuation fund participating in the Buy-Back will be deemed to have received a franked distribution equal to the difference between $1.50 and the Buy-Back Price.

The shareholder will be required to include in their assessable income the amount of the franked distribution, together with the franking credit on the franked distribution.

The shareholder should be entitled to a tax offset equal to the franking credit. This tax offset may reduce the total tax payable by the shareholder on their taxable income. If the tax offset exceeds the total tax payable by the shareholder on their taxable income, the shareholder may be entitled to a refund of that excess. The tax offset may not be available in certain circumstances. This is discussed in Section 2.5.

Capital Gains Tax – Disposal of Shares

An Australian complying superannuation fund participating in the Buy-Back will be deemed for CGT purposes to have disposed of each Share for capital proceeds of $1.50. This is irrespective of the Buy-Back Price. Generally, the CGT cost base for a Share will be the amount the shareholder paid to acquire the Share together with certain incidental costs of acquisition, for example stamp duty and brokerage, and certain incidental costs of disposal.

A capital loss for a Share disposed of under the Buy-Back will be the excess of the CGT cost base of the Share over the deemed capital proceeds of $1.50. This is irrespective of the Buy-Back Price. No allowance for indexation is made in determining the cost base for the Shares for this purpose.

A capital loss that arises from the Buy-Back can only be used to offset capital gains. Capital losses not used may be carried forward to be used later.

Any capital loss arising from the Buy-Back cannot be offset against the franked distribution and franking credit included in the shareholder's assessable income.

2.4 Non-residents

Income Tax – Tax treatment of franked distribution

A non-resident shareholder will not be liable to Australian withholding tax on any part of the Buy-Back Price.

Capital Gains Tax – Disposal of Shares

An Australian CGT liability should not arise for a non-resident participating in the Buy-Back unless the

non-resident together with its "associates" has at any time in the preceding five years held 10% or more of the issued shares of Telstra.

2.5 Limits on Availability of Franking Credits and Tax Offsets

The Australian tax legislation includes a number of rules which may deny shareholders participating in the Buy-Back from claiming the benefit of tax offsets arising from the franked distribution component of the Buy-Back Price.

These rules are designed to, amongst other things, discourage trading in franking credits.

Where the rules apply, a shareholder may be denied the benefit of tax offsets and franking credits on the franked distribution deemed to have been received under the Buy-Back. These rules may deny the benefit of tax offsets and franking credits to shareholders generally, or because of their particular circumstances.

Telstra is seeking confirmation from the ATO in the Class Ruling that the ATO will not make a determination to deny shareholders generally the benefit of tax offsets on the franked distribution under the Buy-Back.

The particular circumstances of the shareholder will also be relevant in determining whether the rules deny the benefit of the tax offset or franking credit. For example, the period which the shareholder holds the Share and any arrangements the shareholder has in relation to the Share will be important.

Generally, resident shareholders should have regard to the operation of the holding period rule ("the 45 day rule") in relation to their participation in the Buy-Back. Shareholders who are individuals and whose total franking credit entitlement for the income year does not exceed $5,000 will not be subject to the 45 day rule.

As a result of some recent changes to the law this exemption may not be available. However, the Treasurer in a Press Release dated 27 September 2002 indicated that the Government intends to amend the law to ensure that this exemption continues to be available.

In simple terms, the 45 day rule requires a resident shareholder in certain circumstances to have held their Shares "at risk" for a specified period in order to "qualify" for the franking credit on the franked distribution. This would include the franked distribution of the Buy-Back Price.

The 45 day rule requires that shareholders must hold their Shares at risk for a period of 45 days (excluding the days of acquisition and disposal) within a period beginning on the date those Shares were acquired and ending 45 days after the Shares become ex-dividend.

The 45 day rules are complex. Generally, a shareholder who is subject to the rules and has acquired their Shares after 8 October 2003 would fail the 45 day rule in respect of the franked distribution component of the Buy-Back Price. This is on the basis that the determination of the Buy-Back allocations (including any scale back) occurs on 23 November 2003. In that case, shareholders whose Shares are bought back will hold their Shares at risk until 23 November 2003, upon which date the Shares will no longer be at risk.

A shareholder may fail the requirements of the 45 day rule even if the shareholder acquired their Shares on or before 8 October 2003. This may arise where the shareholder has entered into other arrangements regarding the Shares. For example, granting an option to another person to acquire their Shares.

The 45 day rule also operates on a last-in-first-out basis so that a shareholder will be deemed to have disposed of under the Buy-Back their most recently acquired Shares for the purpose of applying the 45 day rule. Generally, if the most recently acquired Shares were acquired after 8 October 2003, the shareholder may not qualify for the franking credit on the franked distribution deemed to have been received by a shareholder participating in the Buy-Back.

If the Buy-Back allocation occurs on a day other than 23 November 2003, these dates may alter. Telstra can give no assurance that the Buy-Back allocation will occur on 23 November 2003.

In addition, where the Shareholder is under an obligation to make related payments in respect of the franked distribution arising on the Buy-Back Price, the shareholder may not qualify for the tax offset or franking credit.

3. Effect of the Buy-Back on Telstra

As at 30 June 2003, Telstra had on issue 12,866.6 million Shares. Assuming $1,000 million worth of Shares are bought back at a Buy-Back Price of $4.80[1], 208.3 million Shares (approximately 1.6% of all Shares on issue) would be transferred to Telstra and cancelled.

The table below sets out the Telstra Group debt and total shareholders' equity as at 30 June 2003 and post the Buy-Back (assuming 208.3 million Shares are bought back). The amount by which the Buy-Back Price exceeds the amount debited to contributed equity ($1.50 per Share), will be debited to retained profits. For example, if the Buy-Back Price is $4.80*, an amount of $3.30 per Share will be debited to retained profits.

Debt and total shareholders' equity	Reported as at 30 June 2003 $m	Pro-forma as at 30 June 2003[a] $m
Debt		
Gross debt[e]	12,272	12,772
Net debt[e]	10,972	11,972
Shareholders' equity		
Contributed equity[b]	6,433	6,121
Reserves	(150)	(150)
Retained profits[b]	9,137	8,449
Shareholders' equity available to Telstra shareholders	**15,420**	**14,420**
Total outside equity interests	2	2
Total shareholders' equity	**15,422**	**14,422**
Gross debt to capitalisation (%)[c]	**44.3%**	**47.0%**
Net debt to capitalisation (%)[d]	**41.6%**	**45.4%**

a. Pro-forma calculations assume the Buy-Back Price is $4.80 and the number of Shares bought back is 208.3 million.

b. $1.50 of the Buy-Back Price will be debited to contributed equity and the assumed balance of $3.30 per Share will be debited to retained profits. Incidental costs of the Buy-Back have been excluded because they will be insignificant to the pro-forma calculations.

c. Based on gross debt (total current and non-current borrowings) as a percentage of gross debt plus shareholders' equity.

d. Based on net debt (gross debt less Liquid Interest-Bearing Assets) as a percentage of net debt plus shareholders' equity.

e. Assumes the Buy-Back is funded by $500 million liquid assets and $500 million short term funding facilities. For the purposes of calculating the pro-forma gross and net debt, employees who purchased shares with an interest-free loan under TESOP 97 or TESOP 99 are assumed not to participate in the Buy-Back.

The Board and management continuously review Telstra's capital structure and its target parameters to achieve an appropriate balance between deployment of capital in existing businesses and strategic investments, and distribution of surplus capital to shareholders. It aims to ensure Telstra maintains an efficient but prudent capital structure. Following the Buy-Back, Telstra expects to remain within its target parameters for gearing and interest cover.

While the precise impact of the Buy-Back cannot be determined until the Buy-Back Price and the size of the Buy-Back is known, the Buy-Back is expected to improve Telstra's earnings per share and return on equity.

The amount of franking credits that Telstra will pass on to shareholders under the Buy-Back will not be known until the Buy-Back Price and the total size of the Buy-Back are determined. In any event, Telstra expects to be able to continue to fully frank its dividends for the foreseeable future.

3.1 How will the Buy-Back be funded?

The Buy-Back will be funded from liquid assets and short term funding facilities. The maximum amount Telstra will pay out under the Buy-Back is approximately $1,000 million.

The Board believes that after the Buy-Back Telstra will remain strongly capitalised. The Buy-Back will not prejudice Telstra's ability to take advantage of foreseeable profitable opportunities.

3.2 What effect will the Buy-Back have on Telstra's issued Shares?

As at 30 June 2003, Telstra had on issue 12,866.6 million Shares. Assuming a total of $1,000 million worth of Shares are bought back, the table below sets out the number of Shares and the percentage of total issued Shares which would be bought back at different Buy-Back Prices. All Shares that Telstra buys back will be cancelled.

*$4.80 is an example only. You should not rely on this price as being the Buy-Back Price. See section 1.8 for an explanation of how the Buy-Back Price will be determined.

Specified Buy-Back Prices	Number of Shares Bought Back (million)	% of Total Issued Shares
$4.20	238.1	1.85%
$4.40	227.3	1.77%
$4.60	217.4	1.69%
$4.80	208.3	1.62%
$5.00	200.0	1.55%
$5.20	192.3	1.49%
$5.40	185.2	1.44%

3.3 What effect will the Buy-Back have on control of Telstra?

The Commonwealth currently holds 50.1% of all Telstra Shares and has decided that it will not participate in the Buy-Back. Assuming $1,000 million worth of Shares are bought back at $4.80[1], the Commonwealth's shareholding will increase to 50.9% after the Buy-Back is completed.

Having regard to the Commonwealth's holding and to Telstra's otherwise widely held shareholding, the Buy-Back is not expected to have any change of control implications for Telstra.

3.4 Full year results

On 28 August 2003, Telstra announced its full year results for the year ending 30 June 2003. EBIT decreased by 7.9% to $5.7 billion and profit after income tax and minorities decreased by 6.3% to $3.4 billion. The decrease in reported earnings was largely attributed to the $965 million non-cash write down of the investment in Telstra's 50% owned joint venture, Reach Ltd.

Free cash flow increased by 18.9% to $4,565 million as a result of higher proceeds from asset and investment sales and a decrease in capital expenditure.

The Telstra Board announced an increased final ordinary dividend of 12 cents, up 9.1% on last year. Including the 3 cent special dividend announced with the interim results, the total annual dividend to shareholders was 27 cents per share, up 22.7%. The total dividend for the year was $3.5 billion dollars.

Electronic copies of the Annual Report and Annual Review can be found at www.telstra.com.au/investor. Shareholders can also contact the Telstra Share Registry on 1300 88 66 77 and ask for a hard copy to be sent to them.

3.5 Outlook for 2003/2004

While aggregate industry revenue growth remains near 4% per annum, and industry restructuring and technology change continue apace, the outlook for the year ahead is for a slight improvement on conditions experienced in the past year, but quarterly trends may remain volatile.

Telstra anticipates that in 2003/2004:

- its revenue will be higher than in 2002/2003, but probably below aggregate industry growth levels;
- any cost growth will be kept below revenue growth;
- EBIT and EBITDA margins (as a percentage of revenues) will be higher;
- planned domestic capital expenditure will be approximately $2.9 billion; and
- quarterly service trends will improve.

In the context of this outlook, trading results for the first quarter of the 2003/2004 year have been in line with Telstra's expectations.

Telstra will release its 2003/2004 First Quarter Market Update on 21 October 2003. Electronic copies of this release and other Telstra ASX announcements can be found at www.telstra.com.au/investor.

[1] $4.80 is an example only. You should not rely on this price as being the Buy-Back Price. See section 1.3 for an explanation of how the Buy-Back Price will be determined.

4. Additional information on the Buy-Back

This section sets out further details of the Buy-Back including important information for joint shareholders, trustees and nominees.

4.1 Size of the Buy-Back

ASIC has granted Telstra an exemption under subsection 257D(4) of the Corporations Act to permit Telstra to conduct the Buy-Back as an equal access scheme. Further details of the exemption granted by ASIC are set out in section 4.15.

Under the Corporations Act, Telstra may, without shareholder approval, buy back any number of Shares under an equal access scheme, provided that the number of voting shares bought back in the Buy-Back and in any other buy-back conducted in the last 12 months, does not exceed 10% of the smallest number, at any time during the 12 months preceding the Buy-Back, of votes attaching to Telstra's voting shares. Although this limit would permit it to buy back around 1,286.7 million Shares, Telstra will not buy back more than 260 million Shares under this Buy-Back, and retains the discretion to buy back any lesser number of Shares.

4.2 Restrictions on Tender acceptances

Telstra will not accept any Tender which it may not lawfully accept or which, if accepted, would give rise to an illegal or unenforceable Buy-Back Contract or a Buy-Back Contract which Telstra cannot otherwise lawfully perform.

Section 8AB of the Telstra Corporation Act 1991 provides that the Commonwealth must retain the majority ownership (50.1%) of Telstra. Although the Commonwealth Government has decided that the Commonwealth will not participate in the Buy-Back, an Invitation will be made to the Commonwealth as one of Telstra's shareholders. To the extent necessary, Telstra will not accept any Tender from the Commonwealth, if acceptance would cause a contravention of the Telstra Corporation Act 1991.

Section 8BH of the Telstra Corporation Act 1991 prohibits an "unacceptable foreign ownership situation" in relation to Telstra. In general, such a situation would arise if foreign persons held more than 35% of Telstra's non-Commonwealth owned Shares or any one foreign person held more than 5% of Telstra's non-Commonwealth owned Shares. To the extent necessary, Telstra will not accept any Tender or apply the scale back mechanism if acceptance or the application of the scale back mechanism would cause a contravention of the Telstra Corporation Act 1991.

This Invitation is not made to persons to whom the Invitation may not lawfully be made, or to persons whose participation in the Buy-Back is not permitted under the laws of the jurisdiction in which they are resident. Without limiting the rights that Telstra otherwise has in relation to Tenders, a Tender submitted by such a person will not be accepted by Telstra.

4.3 Shareholders with more than one holding of Shares

You will receive a personalised Tender Form for each separate registered holding of Shares (for example, if you hold some Shares in your name and some Shares jointly with your spouse, you will receive two Tender Forms). You may tender Shares in the Buy-Back from any or all of your separate registered holdings provided that you complete the Tender Form and follow the instructions on each Tender Form for each holding you wish to tender. Any scale back that applies to Shares tendered from more than one of your registered holdings of Shares will be applied to each of those registered holdings as if they were held by different persons.

4.4 Joint shareholders

If you hold your Shares jointly with another person (for example, your spouse) you must complete and return the Tender Form in accordance with the instructions for joint holdings on the Tender Form.

4.5 Shares held by Trustees and Nominees and American Depositary Receipt (ADR) holders

Trustees and nominees who hold Shares should inform the beneficial owners of the Shares about the Buy-Back and then aggregate all Tenders received from beneficial owners. It is the responsibility of the trustee or nominee to complete an aggregated Tender Form on behalf of all beneficial owners.

Any scale back that applies to Shares tendered by trustees or nominees will be performed on a registered shareholder basis.

If you hold American Depositary Receipts (ADRs)

representing Shares, you will separately receive additional information regarding how to instruct the ADR depositary to tender your Shares if you wish to participate in the Buy-Back.

4.6 Margin lending arrangements

If you hold Shares under margin lending arrangements or if they are held as security for a loan or as OCH collateral, you should ensure that your participation in the Buy-Back is permitted by those margin lending arrangements, that loan documentation or by OCH.

4.7 Shareholders who receive a pension or allowance

The effect your participation in the Buy-Back will have on your pensions or allowances (or those of your dependents) will depend upon the value of the Shares bought back, and on the level of your other income and assets. It is possible that your pension or allowance payments will not be affected at all because the social security income and assets tests allow you to have income and assets up to certain amounts without any reduction in payment. It will depend upon your particular circumstances. If you are in any doubt as to the action you should take, you should consult your professional adviser immediately.

4.8 Restrictions on the payment of Buy-Back proceeds

Telstra will pay shareholders the Buy-Back Price for each of their Shares that are bought back, unless it is prohibited from doing so.

Telstra is currently prohibited from making payments to certain political regimes, terrorist organisations and their sponsors under the Banking (Foreign Exchange) Regulations 1959, the Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002 and the Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003.

4.9 Rights under this Invitation cannot be transferred

You cannot transfer your rights under this Invitation. Those rights are personal to you.

4.10 The effect of submitting a Tender

A Tender constitutes an offer to sell the tendered Shares to Telstra on the terms and conditions set out in the Buy-Back Documents. A Tender does not, of itself, constitute a binding contract for the sale of the tendered Shares and cannot be enforced against Telstra. Telstra retains the discretion to accept or reject any Tender, and may choose to reject all Tenders. If Telstra accepts your Tender, a binding Buy-Back Contract is formed between you and Telstra, and you must sell the tendered Shares back to Telstra on the terms and conditions set out in the Buy-Back Documents including the terms and conditions set out below.

By submitting a Tender Form, you:

- offer to sell to Telstra on the Buy-Back Date the number of Shares nominated for sale on your Tender Form (adjusted in accordance with the terms and conditions set out in the Buy-Back Documents) at your Tender Price(s);
- agree that Telstra's announcement on the Buy-Back Date is effective notice or communication of Telstra's acceptance of those of your Tenders which are submitted at or below the Buy-Back Price or as a Final Price Tender (adjusted in accordance with the terms and conditions set out in the Buy-Back Documents) and which are submitted in accordance with the Buy-Back Documents (or treated by Telstra as being so submitted) and which are not rejected by Telstra, and Telstra's rejection of any of your Tenders above the Buy-Back Price. You waive any requirement to receive further notice or communication from Telstra of its acceptance or rejection of any Tender submitted by you;
- warrant to Telstra that at any time you tender your Shares for sale in the Buy-Back, and on the Buy-Back Date, you are the registered holder of the Shares which you have tendered and that they are free from any mortgage, charge, lien or other encumbrance (whether legal or equitable) and from any third party rights;
- authorise Telstra (and its officers, agents or contractors) to correct any error in or omission from your Tender Form or your Withdrawal/Amendment Form and to insert any missing details;

- undertake not to sell or offer to sell Shares to any other person if, as a result, you will at any time after you submit your Tender until the Buy-Back Date hold fewer Shares than the number of Shares you have tendered; and
- undertake that, if you breach any of these covenants, undertakings, agreements or warranties you will indemnify Telstra for all its costs arising from the breach.

You will be taken to have submitted a Tender when the Telstra Share Registry receives your signed and validly completed Tender Form or, if you have a CHESS Holding, your Tender from your controlling participant through CHESS.

4.11 Telstra's rights to accept or reject Tenders and Tender Forms

At any time, Telstra may (at its sole discretion):

- accept or reject any Tender or Tender Form; and
- accept or reject a Tender not made on the terms and conditions set out in the Buy-Back Documents, or a Tender Form not submitted in accordance with the procedures set out in the Buy-Back Documents.

Telstra may do each of these things in relation to all or some of the Tenders or the Tender Forms it receives, in its absolute discretion.

4.12 Telstra's right to vary dates and times

Whilst Telstra does not anticipate changing any of the dates and times set out in the Buy-Back Documents (including, without limitation, the Closing Date and the Buy-Back Date), it reserves the right to do so without notifying you.

4.13 Telstra's right to adjust Tenders

You are entitled to sell in the Buy-Back the lesser of:

(a) the number of Shares registered in your name on Friday, 17 October 2003 (and, in accordance with the SCH Business Rules conferring an entitlement to participate in the Buy-Back); and

(b) the number of Shares you hold on the Buy-Back Date,

(your "**Entitled Shares**").

If you submit one Tender of more than your Entitled Shares and Telstra accepts your Tender, Telstra will buy back only the number of your Entitled Shares.

If you submit more than one Tender and, in aggregate, you have tendered more than your Entitled Shares, Telstra will buy back only the number of your Entitled Shares in the following order of priority:

(a) Telstra will first buy back your Entitled Shares from your Tender submitted at your lowest Tender Price which is at or below the Buy-Back Price; and

(b) if, after the application of (a), you have Entitled Shares remaining, Telstra will next buy back your Entitled Shares from your Tender submitted at your next lowest Tender Price which is at or below the Buy-Back Price and will repeat this process until all of your Entitled Shares tendered at or below the Buy-Back Price are bought back.

A Final Price Tender will be treated as a Tender at the lowest price in the range for the purposes of this provision.

4.14 Directors' entitlements

Directors are entitled to participate in the Buy-Back, but the Telstra Board has determined that Directors, Group Managing Directors and selected executives involved in implementing the Buy-Back should not participate in the Buy-Back. As at 3 October 2003, the Directors of Telstra held or had a relevant interest in the following securities in Telstra:

Director	Shares[1]
Robert C Mansfield	92,938
John T Ralph	72,871
Zygmunt E Switkowski	135,650
Samuel H Chisholm	0
Anthony J Clark	70,486
John E Fletcher	43,814
Belinda J Hutchinson	63,249
Catherine B Livingstone	24,424
Charles Macek	37,445
Donald G McGauchie	29,440
William A Owens	10,459
John W Stocker	73,528

1 These relevant interests include interests in shares arising through superannuation funds, trusts and joint or other ownership structures.

2 Telstra's non-executive directors do not hold options or similar equity based instruments in the company. The outstanding equity based instruments held by the Chief Executive Officer, Dr Ziggy Switkowski, including performance rights/restricted shares, options and deferred remuneration plans are set out on page 41 of Telstra's 2003 Annual Review.

4.15 ASIC and ASX Relief

ASIC has granted Telstra an exemption under subsection 257D(4) of the Corporations Act. This exemption permits Telstra:

(a) to conduct the Buy-Back similarly to the conduct of an equal access buy-back in accordance with Division 2 of Part 2J.1 of the Corporations Act;

(b) to use the scale back mechanism described in section 1.10;

(c) to invite all shareholders to offer for sale Shares in accordance with the terms and conditions set out in the Buy-Back Documents rather than Telstra offering to buy back such Shares;

(d) to invite the TESOP Trustee to submit a Tender of TESOP 97 Shares on behalf of a TESOP Participant only if that TESOP Participant has asked the TESOP Trustee to tender all of their TESOP 97 Shares at one of the specified prices within the range of $4.20 and $5.40, or as a Final Price Tender (as required by the TESOP Buy-Back Document);

(e) to invite the TESOP Trustee to submit a Tender of TESOP 99 Shares on behalf of a TESOP Participant only if that TESOP Participant has:

(i) asked the TESOP Trustee to tender all of their TESOP 99 Shares at one of the specified prices within the range of $4.20 and $5.40, or as a Final Price Tender (as required by the TESOP Buy-Back Document); and

(ii) repaid the outstanding balance of their TESOP 99 Loan in accordance with the TESOP Buy-Back Document;

(f) to invite shareholders with 400 Shares or less to offer Shares for sale only if they submit one Tender at either a specified price in the range or as a Final Price Tender;

(g) to the extent necessary, not to accept any Tender from:

(i) the Commonwealth; or

(ii) any other shareholder,

if acceptance would cause a contravention of the Telstra Corporation Act 1991; and

(h) not to make an Invitation to, or accept any Tender received from, any person to whom the Invitation may not lawfully be made, or to persons whose participation in the Buy-Back is not permitted under the laws of the jurisdiction in which they are resident.

The ASX has granted Telstra the following:

- a waiver from Listing Rule 7.40 to permit Telstra to despatch the Buy-Back Documents to shareholders within 10 business days after the Buy-Back record date; and
- a waiver from Listing Rule 3.8A to permit Telstra to lodge an Appendix 3F up to 2 business days after the Closing Date.

4.16 Privacy

Telstra is carrying out the Buy-Back in accordance with the Corporations Act. This involves the collection of personal information contained in Tender Forms to enable Telstra to process your Tender. If you do not provide this information, Telstra may be hindered in, or prevented from, processing your Tender.

The personal information collected by Telstra will only be disclosed to ASX Perpetual Registrars Limited in its capacity as share registrar of Telstra, to a print and mail service provider, to Telstra's advisers in relation to the Buy-Back and to financial institutions in respect of payments to you in connection with the Buy-Back or as required or authorised by law.

If you wish to access the individual information collected by Telstra in relation to your shareholding, please write to Telstra, care of ASX Perpetual Registrars Limited at the mailing address set out in the Tender Form.

5. Definitions and interpretation

5.1 Definitions

In the Buy-Back Documents unless the context otherwise requires:

AGM means the 2003 Annual General Meeting of Telstra shareholders.

ASIC means the Australian Securities & Investments Commission.

ASX means Australian Stock Exchange Limited.

ATO means the Australian Taxation Office.

Board or **Telstra Board** means the Board of directors of Telstra.

Buy-Back means the buy-back of shares by way of tender set out in the Buy-Back Documents.

Buy-Back Contract means the contract formed on the Buy-Back Date between you and Telstra if Telstra accepts your Tender.

Buy-Back Date means the date and time Telstra announces to the ASX the Buy-Back Price, the total number of Shares to be bought back and the details of any scale back.

Buy-Back Documents means this booklet, the Tender Form and the Withdrawal/Amendment Form.

Buy-Back Price means the price at which Telstra will buy back Shares from Tenders it accepts in the Buy-Back.

CGT means capital gains tax.

CHESS means the Clearing House Electronic Subregister System.

CHESS Holder means a holder of Shares on the CHESS subregister of Telstra.

CHESS Holding means a holding of Shares on the CHESS subregister of Telstra.

Closing Date means 7pm Melbourne time on Friday, 21 November 2003 for all shareholders on the Australian register, and 7pm New Zealand time on Friday, 21 November 2003 for all shareholders on the New Zealand register, unless the Board announces a later date.

Commonwealth means the Commonwealth of Australia.

Corporations Act means the Corporations Act 2001 (Commonwealth).

EBIT means earnings before interest and tax.

EBITDA means earnings before interest, tax, depreciation and amortisation.

Excluded Tender means a Tender submitted by:

(i) a shareholder who tenders all of their Shares at the Buy-Back Price, below the Buy-Back Price and/or as a Final Price Tender and who would have a Small Holding (400 Shares or less) as a result of the scale back; or

(ii) the TESOP Trustee.

Final Price Tender means a Tender in which the shareholder elects to receive the Buy-Back Price, whatever Telstra determines it to be.

Invitation means the invitation by Telstra to its shareholders to offer to sell Shares, as set out in the Buy-Back Documents.

Issuer Sponsored Holder means a holder of Shares on the issuer sponsored subregister of Telstra.

Issuer Sponsored Holding means a holding of Shares on the issuer sponsored subregister of Telstra.

Liquid Interest-Bearing Assets means cash at bank and on hand, bank deposits, bills of exchange and commercial paper.

NZX means New Zealand Exchange Limited.

OCH means the Options Clearing House Pty Ltd.

Priority Allocation means 400 Shares or such lesser number of Shares as is required to ensure that Telstra is able to buy back only the number of Shares it determines to buy back.

SCH Business Rules means the business rules of the securities clearing house of the ASX from time to time.

Shares means fully paid ordinary shares in the capital of Telstra on issue as at Friday, 17 October 2003.

Small Holding means a holding of fewer than or equal to 400 Shares.

Telstra means Telstra Corporation Limited (ABN 33 051 775 556).

Telstra Group means Telstra and its subsidiaries.

Telstra Share Registry means the share registry of Telstra maintained by ASX Perpetual Registrars Limited (ABN 54 083 214 537).

Tender means a shareholder's offer to sell nominated Shares back to Telstra at a Tender Price and on the terms and conditions set out in the Buy-Back Documents as amended in accordance with the procedures set out in this Buy-Back booklet.

Tender Form means the form of offer by a shareholder to sell nominated Shares to Telstra which is enclosed with this booklet and includes a Tender Form amended in accordance with the procedures set out in the Buy-Back Documents.

Tender Period means the period within which shareholders may lodge, withdraw or amend a Tender in accordance with the Buy-Back Documents.

Tender Price means one of the specified prices (from $4.20 to $5.40 per Share set out on the Tender Form) or, where a Final Price Tender is submitted, the Buy-Back Price.

TESOP 97 means the Telstra Employee Share Ownership Plan 1997.

TESOP 97 Shares means Shares, which are registered in the name of the TESOP Trustee on 17 October 2003 and held on trust for a TESOP Participant under the terms of TESOP 97.

TESOP 99 means the Telstra Employee Share Ownership Plan 1999.

TESOP 99 Loan means the loan from Telstra under TESOP 99.

TESOP 99 Shares means Shares, which are registered in the name of the TESOP Trustee on 17 October 2003 and held on trust for a TESOP Participant under the terms of TESOP 99.

TESOP Buy-Back Document means the document of that name accompanying this booklet if you are a TESOP Participant.

TESOP Participant means a beneficial holder of TESOP 97 Shares and/or TESOP 99 Shares.

TESOP Shares means TESOP 97 Shares and TESOP 99 Shares.

TESOP Trustee means Telstra ESOP Trustee Pty Limited (ACN 080 180 285).

Withdrawal/Amendment Form means the form entitled "Tender Withdrawal/Amendment Form" at the back of this booklet or otherwise provided to you by Telstra to withdraw or amend a Tender.

you or **shareholder** means a holder of Shares in Telstra.

5.2 Interpretation

In the Buy-Back Documents, unless the context otherwise requires:

- the singular includes the plural, and vice versa;
- words importing one gender include other genders;
- other parts of speech and grammatical forms of a word or phrase defined in this document have a corresponding meaning;
- terms used in the Buy-Back Documents and defined in the Corporations Act have the meanings ascribed to them in the Corporations Act;
- a reference to currency is to Australian dollars; and
- a reference to time is to Melbourne time.

The postal acceptance rule does not apply to Tenders.

This Invitation, your Tender, and any Buy-Back Contract are governed by the laws of Victoria, Australia.

Withdrawal/Amendment Form

Telstra Corporation Limited
ABN 33 051 775 556

Telstra

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT,
YOU SHOULD CONSULT YOUR PROFESSIONAL ADVISER WITHOUT DELAY.

A

Shareholder details *(please print in CAPITAL LETTERS in black ink)*

Registered Name: ....

Registered Address: ....

HIN/SRN: ....

Shares shown in Box A of your original personalised Tender Form: ....

Tick one (only):

B

☐ **Withdrawal:** I/We wish to withdraw my/our previous Tender Form in its entirety and I/we do not wish to replace it with a new Tender Form. (Complete Box A and sign at Box F)

OR

☐ **Amendment:** I/We wish to withdraw my/our previous Tender Form in its entirety and wish to replace it with a new Tender Form as set out below. (Complete Boxes A to F)

Number of Shares and price per Share tendered into the Buy-Back

I/we offer to sell the following Shares to Telstra at the Tender Price(s) specified and on the terms and conditions set out in the Buy-Back Documents.

Insert number of Shares

C	[ ]	Shares as a **FINAL PRICE TENDER**	
D +	[ ]	at $ 4.20	per Share
+	[ ]	at $ 4.40	per Share
+	[ ]	at $ 4.60	per Share
+	[ ]	at $ 4.80	per Share
+	[ ]	at $ 5.00	per Share
+	[ ]	at $ 5.20	per Share
+	[ ]	at $ 5.40	per Share

Insert at Box C the number of Shares (if any) you wish to tender as a Final Price Tender.

Insert at Box D the number of Shares (if any) you wish to tender next to the price at which you wish to tender those Shares.

You should refer to the special instructions overleaf before completing this form particularly if the number of Shares shown in Box A above is 400 or less.

Add up all the Shares in each row of Boxes C and D and write that number in Box E. That number must not exceed the number of Shares shown in Box A above.

E [ ] = **C** + **D**

F

Please sign within the boxes below in accordance with instructions overleaf

Individual or Joint Shareholder 1	Joint Shareholder 2 (Individual)	Joint Shareholder 3 (Individual)
[ ]	[ ]	[ ]
* Director/Sole Director and Sole Company Secretary	* Director/Company Secretary	

Please provide contact details:

Contact name ____________ Contact daytime telephone ____________ Date ___ / ___ / ___

* Delete as applicable

TLS BBT006

Withdrawal/Amendment Form

Telstra Corporation Limited
ABN 33 051 775 556

Withdrawing or Amending your Tender Form

The instructions below are cross-referenced to each section of the Withdrawal/Amendment Form.

A You need to provide the details of your registered holding in Box A. The registered name and registered address details must match exactly the name and address details recorded on the Telstra share register for that registered holding.

CHESS Holders must provide their Holder Identification Number (HIN) and Issuer Sponsored Holders must provide their Securityholder Reference Number (SRN). Please also specify the number of Shares shown in Box A of your original personalised Tender Form. This is the number of Shares registered in your name as at 17 October 2003 that confer an entitlement to participate in the Buy-Back.

B Tick **one** of the two boxes only. Tick the "Withdrawal" Box if you wish to withdraw your previous Tender Form in its entirety and you do not wish to replace it with a new Tender Form. Tick the "Amendment" Box if you wish to withdraw your previous Tender Form in its entirety and replace it with this new Tender Form.

C & D If the number of Shares shown in Box A is 400 or less, you must tender all of the Shares you wish to tender **either** as a Final Price Tender at Box C, **or** at **one** of the specified prices at Box D. You cannot tender different parcels of Shares at different Tender Prices.

If the number of Shares shown in Box A is more than 400, you may tender different parcels of Shares at different Tender Prices. For example, you may tender some Shares shown in Box A as a Final Price Tender, some Shares at the specified price of say $4.80, and some Shares at the specified price of say $4.20. Each parcel of Shares tendered at a different Tender Price is a separate Tender.

E You must add up the number of Shares inserted in Boxes C and D and write the total number in Box E. This total number must not exceed the number of Shares shown in Box A.

F Sign the Withdrawal/Amendment Form at Box F.

By signing and returning this Withdrawal/Amendment Form you acknowledge that you have read and understood the Buy-Back Documents.

- If you have ticked the "Withdrawal Box", you wish to withdraw the Tender(s) specified on your previous Tender Form. You do not wish to replace those Tenders with any new Tenders.
- If you have ticked the "Amendment Box", you wish to replace the Tender(s) specified on your previous Tender Form with the new Tender(s) specified on this Tender Form. **You acknowledge that your new Tender(s) are offers to sell the tendered Shares to Telstra at the Tender Price(s) specified and on the terms and conditions set out in the Buy-Back Documents.**

Joint holders – all holders must sign.

Under power of attorney – if not already noted by the Telstra Share Registry, a certified copy of the power of attorney must accompany this form. Where this form is signed under power of attorney, the attorney declares that the attorney has no notice of revocation of the power or the death of the donor of the power.

Deceased estate – all executors should sign and, if not already noted by the Telstra Share Registry, a certified copy of probate or letters of administration must accompany this form.

Company – this form must be signed by 2 directors, a director and company secretary or, in the case of a company with a sole director who is also the sole company secretary, the sole director.

Submitting your Withdrawal/Amendment Form

Shareholders on the Australian register – call 1300 305 385 or +61 (3) 9615 9199 for further information

CHESS Holders
Do not send your Withdrawal/Amendment Form to the Telstra Share Registry.
You need to ensure that your controlling participant receives your withdrawal/amendment instructions in sufficient time for them to process the withdrawal/amendment no later than 7.00 pm Melbourne time on Friday 21, November 2003.

Issuer Sponsored Holders
Send or deliver your completed and signed Withdrawal/Amendment Form to the following address so that it is received no later than 7.00 pm Melbourne time on Friday 21, November 2003:

Mailing address
Telstra Share Registry
Locked Bag 5100
Melbourne VIC 8060

Delivery address
Telstra Share Registry
C/- ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
Melbourne VIC 3000

Shareholders on the New Zealand register - call 0800 8357872 or +64 (3) 308 8887 for further information

Send your completed and signed Withdrawal/Amendment Form to the following address so that it is received no later than 7.00 pm New Zealand time on Friday 21, November 2003:
Telstra Share Registry
C/- BK Registries Limited
PO Box 384
Ashburton NEW ZEALAND 8300

Advisers to the Buy-Back

UBS

Financial Adviser

MALLESONS STEPHEN JAQUES

Legal and Tax Adviser

Brokers to the Buy-Back

UBS

Goldman Sachs JBWere

MACQUARIE

© Telstra Corporation Limited (ABN 33 051 775 556) 2003.
™ Trade mark of Telstra Corporation Limited.
® Registered trade mark of Telstra Corporation Limited.

Telstra

Telstra Corporation Limited
ABN 33 051 775 556

Telstra

Dear TESOP Participant

At the Annual Results this year I announced that Telstra intended to buy back around $800 million to $1,000 million worth of Telstra Shares through an off-market buy-back tender process.

The Buy-Back is a conservative and appropriate response to the strength of your company's cash flows and balance sheet and its disciplined capital expenditure program. Our capital management program is very important and complementary to securing ongoing profitable growth and delivering great communications solutions to every customer.

This TESOP Buy-Back Document is sent to you because you have TESOP Shares that are held on trust for you by the TESOP Trustee. In this document, the TESOP Trustee has provided special rules and information about selling your TESOP Shares in the Buy-Back. If you hold other Telstra Shares, you should refer to the Buy-Back booklet for information about selling those Shares in the Buy-Back.

Telstra values the fact that so many of our employees are also Telstra shareholders. It shows a level of staff confidence and commitment that is highly valued and makes Telstra a better company.

The Telstra Board believes that the Buy-Back is beneficial to shareholders. For shareholders who decide to retain their Shares, the Buy-Back is expected to increase the company's earnings per share and return on equity through the overall reduction in capital. For shareholders who sell their Shares, the Buy-Back Price includes a fully franked dividend.

It is important to understand that the financial consequences of selling your TESOP Shares in the Buy-Back depend on your individual circumstances, including your tax position. Importantly, if your TESOP Shares are sold in the Buy-Back you will lose the benefit of your interest free TESOP Loan(s) and you will exit TESOP before you may otherwise have to. If you decide to sell your TESOP 99 Shares in the Buy-Back, you must repay your TESOP 99 Loan up-front. Irrespective of the Buy-Back Price, the proceeds of sale of your TESOP 99 Shares in the Buy-Back will be less than the amount that you must repay.

Participation in the Buy-Back is voluntary. If you want to participate in the Buy-Back you may participate in respect of either or both of your TESOP 97 Shares or TESOP 99 Shares. In each case all of the relevant Shares must be tendered. Alternatively, you may decide to retain all of your TESOP 97 Shares and/or your TESOP 99 Shares in which case, you don't need to do anything.

If you wish to participate in the Buy-Back, you must ensure that the TESOP Share Registry receives your completed TESOP Tender Form(s) no later than 5.00pm Melbourne time on Friday, 14 November 2003. Please note that this is earlier than the close of the Buy-Back Tender Period.

Telstra has set up a TESOP enquiry line to assist you with any questions you may have in relation to the Buy-Back. The number is **1300 303 199** (within Australia) and **+61 (3) 9615 9889** (outside Australia).

You should read this TESOP Buy-Back Document and the accompanying Buy-Back booklet carefully. You should seek professional advice before you ask the TESOP Trustee to tender your TESOP Shares in the Buy-Back.

Yours sincerely

J. E. Switkowski

Dr Ziggy Switkowski
Chief Executive Officer
Telstra Corporation Limited

Attention

Telstra made loans available to you for your TESOP Shares. Your TESOP Loans do not cost you anything, you do not pay any interest on them, and you do not have to repay them except from the dividends paid on your TESOP Shares and from the proceeds of any sale of your TESOP Shares.

TESOP enables you to sell your TESOP Shares in certain circumstances. The Buy-Back offers you an alternative method to sell your TESOP Shares. You are not obliged to sell your TESOP Shares in the Buy-Back.

If you sell your TESOP 97 Shares or pay out your TESOP 99 Loan in order to sell your TESOP 99 Shares, you are deciding, as the case may be, to exit TESOP 97 and/or TESOP 99 and you will lose the relevant interest free TESOP Loan(s).

If you wish to exit TESOP, it is important to consider whether it is appropriate for you to do so by selling your TESOP Shares in the Buy-Back rather than on-market.

There may be benefits of continued participation in TESOP. These benefits will depend on the future price of Telstra Shares and future dividends on Telstra Shares.

Neither Telstra nor the TESOP Trustee can give you any assurance as to the future price of Telstra Shares or future dividends.

If you have TESOP 99 Shares, the proceeds from the buy-back of those Shares will not cover the amount outstanding on your TESOP 99 Loan. Irrespective of the Buy-Back Price, you must pay more money to Telstra to repay your TESOP 99 Loan than you will receive from the sale of your TESOP 99 Shares in the Buy-Back.

What is this about?

Your TESOP Shares

This TESOP Buy-Back Document explains what you should do if you want to sell your TESOP Shares in the Buy-Back.

If you want to sell your TESOP 97 Shares and/or your TESOP 99 Shares in the Buy-Back, you need to ask the TESOP Trustee to tender those TESOP Shares by following the special rules set out in this TESOP Buy-Back Document and the enclosed TESOP Tender Form(s). The TESOP Trustee will then tender those TESOP Shares on the terms and conditions set out in the Buy-Back booklet accompanying this document.

Please read this TESOP Buy-Back Document and the accompanying Buy-Back booklet carefully. You should seek professional advice before you ask the TESOP Trustee to tender your TESOP Shares in the Buy-Back.

What about my other Shares?

This TESOP Buy-Back Document only applies to your TESOP Shares. Please refer to the Buy-Back booklet for information on tendering your other Shares.

Where can I find more information?

You can find more information about the Buy-Back by:

- reading this TESOP Buy-Back Document and the accompanying Buy-Back booklet;
- referring to www.telstra.com.au/investor for information about the tax consequences of selling your TESOP Shares in the Buy-Back; or
- calling the TESOP enquiry line on **1300 303 199** within Australia or on **+ 61 (3) 9615 9889** if you are calling from outside Australia.

Important dates

TESOP Closing Date	5:00pm on Friday, 14 November 2003
Announcement of Buy-Back Price and number of Shares bought back	No later than Tuesday, 25 November 2003
Dispatch/crediting of Buy-Back proceeds completed by	Friday, 12 December 2003

What is the balance of my TESOP Loan(s)?

If you have TESOP 97 Shares, the balance of your TESOP 97 Loan is shown in Box A of the blue TESOP 97 Tender Form enclosed with this document.

If you have TESOP 99 Shares, the balance of your TESOP 99 Loan is shown in Box A of the green TESOP 99 Tender Form enclosed with this document.

This will be the balance of your TESOP Loan(s) at 31 October 2003, taking into account the payment of dividends on that day, but not taking into account any other payments processed by the TESOP Share Registry after 17 October 2003.

What should I do if I want to stay in TESOP and keep my interest free TESOP Loans?

You should do nothing. Participation in the Buy-Back is voluntary.

What must I do if I want to exit TESOP by participating in the Buy-Back?

TESOP 97: you must ask the TESOP Trustee to tender **all** (not some) of your TESOP 97 Shares in the Buy-Back by following the special rules set out in this TESOP Buy-Back Document and the blue TESOP 97 Tender Form.

TESOP 99: you must repay your TESOP 99 Loan up-front and ask the TESOP Trustee to tender **all** (not some) of your TESOP 99 Shares in the Buy-Back by following the special rules set out in this TESOP Buy-Back Document and the green TESOP 99 Tender Form.

Your steps to exiting TESOP by participating in the Buy-Back

If you exit TESOP, there will be important tax consequences for you. You should refer to page 5 of this TESOP Buy-Back Document for an outline of some of the consequences and to www.telstra.com.au/investor for further tax information.

TESOP 97

STEP 1 – Read the documents and seek advice

Read this TESOP Buy-Back Document and the accompanying Buy-Back booklet and seek professional advice.

STEP 2 – Decide whether or not to exit TESOP 97 by participating in the Buy-Back

If you decide that you do not want to exit TESOP 97, you should do nothing.

If you decide that you want to exit TESOP 97 by participating in the Buy-Back, you must complete the blue TESOP 97 Tender Form.

STEP 3 – Complete the blue TESOP 97 Tender Form

Complete the blue TESOP 97 Tender Form by asking the TESOP Trustee to tender **all** of your TESOP 97 Shares either:

- as a Final Price Tender; **or**
- at only one of the prices specified on the blue TESOP 97 Tender Form.

For more information about Final Price Tenders, refer to section 1.8 of the Buy-Back booklet.

The number of your TESOP 97 Shares as at 17 October 2003 is shown in Box B of the blue TESOP 97 Tender Form.

STEP 4 – You do not need to repay your TESOP 97 Loan up-front

If your TESOP 97 Shares are sold in the Buy-Back, the TESOP Trustee will repay your TESOP 97 Loan out of the proceeds of the sale on your behalf.

STEP 5 – Sign the completed blue TESOP 97 Tender Form and submit it to the TESOP Share Registry

Your blue TESOP 97 Tender Form must be received by the TESOP Share Registry (at the address provided on the form) before 5.00pm Melbourne time on Friday, 14 November 2003.

TESOP 99

STEP 1 – Read the documents and seek advice

Read this TESOP Buy-Back Document and the accompanying Buy-Back booklet and seek professional advice.

STEP 2 – Decide whether or not to exit TESOP 99 by participating in the Buy-Back

If you decide that you do not want to exit TESOP 99, you should do nothing.

If you decide that you want to exit TESOP 99 by participating in the Buy-Back, you must complete the green TESOP 99 Tender Form.

STEP 3 – Complete the green TESOP 99 Tender Form

Complete the green TESOP 99 Tender Form by asking the TESOP Trustee to tender **all** of your TESOP 99 Shares either:

- as a Final Price Tender; **or**
- at only one of the prices specified on the green TESOP 99 Tender Form.

For more information about Final Price Tenders, refer to section 1.8 of the Buy-Back booklet.

The number of your TESOP 99 Shares as at 17 October 2003 is shown in Box B of the green TESOP 99 Tender Form.

STEP 4 – You must repay your TESOP 99 Loan up-front

The balance of your TESOP 99 Loan is shown in Box A of the green TESOP 99 Tender Form. You must pay that amount by cheque in accordance with the instructions provided on that form.

STEP 5 – Sign the completed green TESOP 99 Tender Form and submit it to the TESOP Share Registry with the cheque for the balance of your TESOP 99 Loan

Your green TESOP 99 Tender Form must be received by the TESOP Share Registry (at the address provided on the form) before 5.00pm Melbourne time on Friday, 14 November 2003.

The TESOP Closing Date is earlier than the close of the Buy-Back Tender Period

Your questions answered

Do I have to pay tax?

The buy-back of your TESOP Shares may give rise to a tax liability

The Buy-Back Price will include a fully franked dividend component. You will be required to include the dividend component and franking credit in your assessable income. For example, if the Buy-Back Price is $4.80[1], you could be liable to pay tax of up to 92c per TESOP Share on the dividend component. This potential liability will increase if the Buy-Back Price is greater than $4.80. The amount (if any) of your tax liability on the dividend component will depend, among other things, on your marginal tax rate.

Such a tax liability may not arise if you sell your TESOP Shares on-market.

The buy-back of your TESOP Shares may give rise to a capital loss for tax purposes

The amount of the loss may be affected by proposed legislation which at 3 October 2003 was not yet law.

The capital loss may not arise or may be reduced if you sell your TESOP Shares on-market.

Capital loss may have limited value

A capital loss can only be used to offset capital gains. Accordingly, the "value" of any capital loss you may make from selling your TESOP Shares in the Buy-Back will depend, among other things, on whether you have, or expect to have, capital gains to offset against that capital loss.

You need to take into account your personal circumstances

The relative tax cost or benefit of selling your TESOP Shares in the Buy-Back, rather than selling the shares on-market, will depend on your personal circumstances, including whether you made a tax election for the year in which the relevant shares were acquired, your marginal tax rate and whether you have capital gains to offset capital losses.

As your particular tax treatment will depend on your personal circumstances, it is important that you seek professional tax advice to take into account these circumstances before you ask the TESOP Trustee to tender your TESOP Shares in the Buy-Back.

A detailed outline of the tax treatment of selling your TESOP Shares in the Buy-Back is available at www.telstra.com.au/investor.

Will all of my tendered TESOP Shares be bought back?

If you follow the special rules set out in this TESOP Buy-Back Document and the TESOP Tender Form(s), and you ask the TESOP Trustee to submit a Final Price Tender or a Tender at a specified price that is at or below the Buy-Back Price determined by Telstra, all of your tendered TESOP Shares will be bought back and you will not be subject to any scale back.[2]

If, however, you ask the TESOP Trustee to submit a Tender at a price above the Buy-Back Price, none of your TESOP Shares will be bought back.

Telstra will determine the Buy-Back Price after the Tender Period for the Buy-Back has closed. For further details, refer to section 1.8 of the Buy-Back booklet.

What happens if my tendered TESOP Shares are not bought back?

TESOP 97: you will not exit TESOP 97. The TESOP Trustee will continue to hold your TESOP 97 Shares on trust for you until your TESOP 97 Loan is repaid or your TESOP 97 Shares are sold in accordance with the TESOP 97 Rules.

TESOP 99: as you have repaid your TESOP 99 Loan, all of your TESOP 99 Shares will be transferred to you and you will exit TESOP 99.

What happens if my TESOP Shares are bought back?

TESOP 97: you will exit TESOP 97. The proceeds from the buy-back of your TESOP 97 Shares will first be applied to repay your TESOP 97 Loan. You will then receive the balance of the proceeds (by direct credit if you have current payment instructions with the TESOP Share Registry, or by cheque) in Australian dollars.

[1] $4.80 is an example only. You should not rely on this price as being the Buy-Back Price. See section 1.8 of the Buy-Back booklet accompanying this document for an explanation of how the Buy-Back Price will be determined.

[2] That is, unless Telstra exercises the discretion referred to in section 4.11 of the Buy-Back booklet accompanying this document.

TESOP 99: you will exit TESOP 99. You will receive the proceeds from the buy-back of your TESOP 99 Shares (by direct credit if you have current payment instructions with the TESOP Share Registry, or by cheque) in Australian dollars.

The direct crediting of bank accounts and the dispatching of cheques will be completed by Friday, 12 December 2003.

If I want to sell my TESOP Shares must I do so in the Buy-Back?

The Buy-Back is not the only way of selling your TESOP Shares. You may also ask the TESOP Trustee to sell your TESOP 97 Shares on-market or you may repay your TESOP 97 Loan and/or your TESOP 99 Loan and, after the relevant TESOP Shares have been transferred to you, you may sell them on-market.

The financial consequences of selling your TESOP Shares on-market or in the Buy-Back will depend upon your particular circumstances, including your tax position, the price at which you are able to sell the Shares and any costs associated with the sale.

If you want to exit TESOP, the tax consequences of selling your TESOP Shares in the Buy-Back may be worse than selling the Shares on-market. This is more likely, for example, if you made a tax election for the year in which the relevant Shares were acquired and you are a higher marginal rate taxpayer, particularly, if you do not expect to derive capital gains in the current year or in subsequent years.

The actual proceeds you receive on a sale of TESOP Shares on-market will depend on the future price of Telstra Shares and future dividends paid on Telstra Shares. Of course, Telstra and the TESOP Trustee cannot give you any assurance as to the future price of Telstra Shares or future dividends.

If you want to sell your TESOP Shares on-market you should contact the TESOP Share Registry on **1300 303 199** (within Australia) or **+61 (3) 9615 9889** (outside Australia) for further information.

It is important you seek professional advice before you exit TESOP and as to which method of sale is appropriate for you.

What are the proceeds of the Buy-Back likely to be?

Set out below are a number of examples, which indicate the Buy-Back proceeds (if any) TESOP Participants may receive from Telstra in certain circumstances.

You should not rely on these examples, as your personal circumstances may be different.

You need to consider the tax consequences

You should refer to www.telstra.com.au/investor for further information about the tax consequences of selling your TESOP Shares in the Buy-Back.

The examples below do not take into account the tax consequences of selling your TESOP Shares in the Buy-Back, in particular, that the buy-back of your TESOP Shares may give rise to a tax liability.

Your particular tax consequences will depend on your personal circumstances. It is important that you seek professional tax advice before deciding to exit TESOP in the Buy-Back.

Example 1: You have 2500 TESOP 97 Shares

If the balance of your TESOP 97 Loan was $4,183.19, the Buy-Back Price determined by Telstra was $4.80[1], and you asked the TESOP Trustee to tender your TESOP 97 Shares as a Final Price Tender or at or below the Buy-Back Price, you would receive (before tax and after your TESOP 97 Loan is repaid) $7,816.81 from Telstra. For the balance of your own TESOP 97 Loan, refer to the blue TESOP 97 Tender Form.

Example 2: You have 400 TESOP 99 Shares

Irrespective of the Buy-Back Price, the proceeds of the buy-back of your TESOP 99 Shares will be less than the amount you must pay up-front to the TESOP Trustee to repay your TESOP 99 Loan. If the balance of your TESOP 99 Loan was $2,705.22, and the Buy-Back Price was $5.40[2] (the highest price in the range), you would receive (before tax) $2,160.00 from Telstra, which would be

[1] $4.80 is an example only. You should not rely on this price as being the Buy-Back Price. See section 1.8 of the Buy-Back booklet accompanying this document for an explanation of how the Buy-Back Price will be determined.

[2] $5.40 is an example only. You should not rely on this price as being the Buy-Back Price. See section 1.8 of the Buy-Back booklet accompanying this document for an explanation of how the Buy-Back Price will be determined.

$545.22 less than the amount you would have paid up-front to repay your TESOP 99 Loan. If, however, the Buy-Back Price was $4.80[1], and you asked the TESOP Trustee to tender your TESOP 99 Shares as a Final Price Tender or at or below the Buy-Back Price, you would receive (before tax) $1,920.00 from Telstra, which would be $785.22 less than the amount you would have paid up-front to repay your TESOP 99 Loan. For the balance of your own TESOP 99 Loan, refer to the green TESOP 99 Tender Form.

Can I use the proceeds of the buy-back of my TESOP 97 Shares to repay my TESOP 99 Loan?

No. You cannot use the proceeds of the buy-back of your TESOP 97 Shares to repay your TESOP 99 Loan. If you want the TESOP Trustee to tender your TESOP 99 Shares in the Buy-Back, you must repay your TESOP 99 Loan up-front.

Can I withdraw my TESOP Tender Form(s)?

Yes, by contacting the TESOP Share Registry on **1300 303 199** (within Australia) and **+ 61 (3) 9615 9889** (outside Australia) to request a TESOP Withdrawal Form. You will need to complete, sign and submit the TESOP Withdrawal Form so that it is received by the TESOP Share Registry (at the address provided on the form) before 5.00pm Melbourne time on Friday, 14 November 2003.

You may not amend your TESOP Tender Form(s). You may only withdraw your TESOP Tender Form(s).

TESOP 99: If you withdraw your green TESOP 99 Tender Form, the TESOP Trustee will nevertheless repay your TESOP 99 Loan on your behalf. Once the TESOP 99 Loan has been repaid, all of your TESOP 99 Shares will be transferred to you, and you will exit TESOP 99.

What happens if my TESOP Tender Form(s) or TESOP Withdrawal Form(s) are late, incomplete or incorrectly completed?

The TESOP Trustee may disregard any incomplete or incorrectly completed TESOP Tender Form or TESOP Withdrawal Form and any TESOP Tender Form or TESOP Withdrawal Form received by the TESOP Share Registry after 5.00pm Melbourne time on Friday, 14 November 2003.

The TESOP Trustee may also disregard any TESOP 99 Tender Form submitted with a cheque that is not honoured when presented.

Why are my TESOP 97 Shares treated differently to my TESOP 99 Shares?

The proceeds of the buy-back of your TESOP 97 Shares will be sufficient to repay your TESOP 97 Loan, but the proceeds of the buy-back of your TESOP 99 Shares will not. This means that you **do not** need to repay your TESOP 97 Loan up-front, but you **do** need to repay your TESOP 99 Loan up-front if you want the TESOP Trustee to tender those Shares in the Buy-Back.

Why is the TESOP Closing Date earlier than for other shareholders?

The TESOP Trustee needs additional administration time to tender your TESOP Shares before the close of the Buy-Back Tender Period.

Can I participate in the Buy-Back if I repay my TESOP Loans before the close of the Tender Period?

Under the TESOP 97 and TESOP 99 Rules, you may repay your TESOP Loans at any time and direct the TESOP Trustee to transfer your TESOP Shares to you.

If you have repaid a TESOP Loan, you are only entitled to participate in the Buy-Back in respect of the relevant TESOP Shares if the Shares were registered in your name on Friday, 17 October 2003, and, in accordance with the SCH Business Rules, the Shares confer an entitlement to participate in the Buy-Back. If you are entitled to participate in the Buy-Back in respect of the Shares that have been transferred to you, you should refer to the Buy-Back booklet.

The TESOP Trustee and Telstra can give no assurance that if you have previously requested the TESOP Shares to be transferred to you under the TESOP 97 or TESOP 99 Rules, the relevant Shares have been registered in your name on or before Friday, 17 October 2003.

[1] $4.80 is an example only. You should not rely on this price as being the Buy-Back Price. See section 1.8 of the Buy-Back booklet accompanying this document for an explanation of how the Buy-Back Price will be determined.

Definitions

Capitalised terms not defined in this section, have the same meaning as in the Buy-Back Documents.

In this document, unless the context otherwise requires:

TESOP means TESOP 97 and/or TESOP 99.

TESOP 97 means the Telstra Employee Share Ownership Plan 1997.

TESOP 97 and TESOP 99 Rules means the TESOP 97 Rules and/or the TESOP 99 Rules.

TESOP 97 Loan means the loan from Telstra under TESOP 97.

TESOP 97 Rules means the Trust Deed, as varied from time to time, between Telstra and the TESOP Trustee dated 26 September 1997 together with the Loan Rules, as varied from time to time, of the Telstra Employee Share Ownership Plan – Loan Scheme adopted on 26 September 1997.

TESOP 97 Shares means the Shares purchased with the TESOP 97 Loan and the Extra Loan 1 for 4 Shares provided to you if you acquired those Shares, which are registered in the name of the TESOP Trustee on 17 October 2003 and held on trust for you under the TESOP 97 Rules.

TESOP 99 means the Telstra Employee Share Ownership Plan 1999.

TESOP 99 Loan means the loan from Telstra under TESOP 99.

TESOP 99 Rules means the Trust Deed, as varied from time to time, between Telstra and the TESOP Trustee dated 3 September 1999 together with the Loan Rules, as varied from time to time, of the Telstra Employee Share Ownership Plan II – Loan Scheme adopted on 3 September 1999.

TESOP 99 Shares means Shares purchased with the TESOP 99 Loan, which are registered in the name of the TESOP Trustee on 17 October 2003 and held on trust for you under the TESOP 99 Rules.

TESOP Closing Date means 5.00pm Melbourne time on Friday, 14 November 2003.

TESOP Loans means the TESOP 97 Loan and the TESOP 99 Loan.

TESOP Participant means a beneficial holder of TESOP 97 Shares and/or TESOP 99 Shares.

TESOP Shares means TESOP 97 Shares and/or TESOP 99 Shares.

TESOP Share Registry means the registry of Telstra for TESOP Participants maintained by ASX Perpetual Registrars Limited (ABN 54 083 214 537).

TESOP Trustee means Telstra ESOP Trustee Pty Ltd (ACN 080 180 285).


CORPORATE SOCIAL RESPONSIBILITY REPORT 2003
here for good
Telstra
www.telstra.com



Our definition of corporate social responsibility

At Telstra, we believe that corporate social responsibility is a values-based approach to how we do business, leading us beyond legal compliance to make a positive contribution to the industries and communities in which we participate.

CONTENTS



From the Chairman and CEO

We are keenly aware of Telstra's status in Australia – a company that in some way touches nearly every Australian every day. Our long history has made us an Australian icon and our recent history has put our future in the forefront of Australians' minds. As we continue to evolve as a company, we have taken time to pause and look at the impact we have on our world – domestically and globally.

Clearly, that impact is more than one-dimensional. It is not just about our financial performance – nor would we want it to be.

We have a clear vision as a company – Telstra, Australia's connection to the future. As leaders in business and industry we will continue to nurture and develop that future, recognising that the success of our company is interconnected with the success of our Australian and global communities.

This first report is important because it recognises that a company is not a collection of policies and capital, it is driven and given its character by its people. Telstra people are not just employees – often they are shareholders and customers as well. They are part of the communities in which we as a company participate. The character of Telstra is defined by our Telstra Values and by the people who work for us. As leaders, we will show by example and through our business direction that Telstra is here for good.

Bob Mansfield
CHAIRMAN

Ziggy Switkowski
CHIEF EXECUTIVE OFFICER

About this report



The Telstra Values extend to our international operations.

To growing numbers of stakeholders – including our employees, customers and shareholders – being a successful company is not just about financial performance; it is also about being a good corporate citizen.

Many corporations currently produce annual reports that go beyond compliance and encompass sustainability issues referred to as Triple Bottom Line, Corporate Citizenship, Social Accountability or Corporate Social Responsibility reports. We favour an integrated approach to corporate citizenship and think of it not as a project, but as what we do and how we do it. As with many companies, many aspects of sustainability are already embedded or underway within our organisation. Our first report provides a means to gather these threads of activity together to show an overall view.

For Telstra, all of these activities and our approach to corporate social responsibility are a reflection of the character of our company, which is encapsulated by our company values.

This report is a snapshot in time, not an exhaustive evaluation of all our activities, collating key highlights in our performance as at 30 June 2003. It is a natural progression from the Public Environment Reports we have produced in recent years. We try to tell our story in our own way – not as an academic exercise but as a factual and contemporary summary that reflects our perspective of corporate social responsibility.

The report has been prepared with reference to internationally-recognised reporting guidelines – particularly the Global Reporting Initiative. However, the report captures our activities in a way that we think is most suited to our primary audience – our employees, our customers and our shareholders.

In this printed summary, we have provided highlights of what we have done and our commitments for the future, while acknowledging areas where we believe we still have room to improve. We anticipate that our reporting will be incremental and become more sophisticated with experience.

This report is not just about a company – our best achievements are always the result of the people who breathe life into this company – people who want to work for a company that is here for good.

Contact numbers and websites for further information about specific activities in this report are available on page 36.

More information is available at our website
www.telstra.com.au/communications/csr

TELSTRA VALUES

Service. I will be caring and responsive in the way I provide service to my customers and colleagues. Respect for the Individual. I will treat all people with dignity and respect. Integrity. I will be honest and ethical in all my dealings with others. Compliance with the law is my minimum standard. Commitment and Accountability. I will do as I say and accept accountability for my actions. Trust. I will trust my colleagues and rely on them in order to achieve business success. Leadership and Teamwork. I will strive to be a member of a champion team, being competitive demands my leadership, teamwork and collaboration.

About our company

Since the Post Master General's (PMG) Department was established in 1901, the 'telephone company' has evolved significantly.

In 1975 the PMG was separated into Australia Post and Telecom. Then, in the lead-up to the deregulation of the telecommunications industry, Telecom, together with OTC Ltd, eventually became Telstra (owned by the Commonwealth of Australia) and the most significant transformation since the PMG days began – the removal of the monopoly and the introduction of competition in the telecommunications industry in Australia. Today, the 'telephone company' has developed from a national monopoly servicing subscribers into a global player in the field of full service, integrated data and communications to millions of customers.

In 1997, the Commonwealth Government privatised 33.3% of the company in one of the largest floats in Australian Stock Exchange history. Two years later, a further 16.6% was sold, leaving the Commonwealth with a 50.1% majority holding. In June 2003, the Australian Government put forward legislation to parliament to complete the privatisation of the company. This legislation is a matter for parliamentary debate and if passed will enable the majority shareholder – the Commonwealth – to complete the privatisation of Telstra.

The shape of the telecommunications industry in Australia has changed substantially since deregulation. As at June 2003, nearly 100 current carrier licences had been issued and over 1,000 carriage service providers were in operation, most providing internet services.

There is now vigorous competition for the key corporate and government clients as well as for residential customers. Four mobile networks have been established in addition to Telstra's two networks, and mobile phone use has increased dramatically.

Australia's telecommunications industry is unique in many ways – in particular because of the hugely diverse geography and distances that impact customers. Australia also has one of the most heavily regulated telecommunications industries in the world, with Telstra as the leading domestic player and a competitive landscape of both small domestic and huge international telecommunications companies competing for the customer dollar.

Telstra has offices in San Francisco, New York, London, Singapore, Hong Kong and Beijing, with significant operations in New Zealand through TelstraClear, and throughout the Asia Pacific region. In line with our Telstra Values, we contribute to these economies and communities by providing employment, sponsorships and investment opportunities. This rich and complex background provides Telstra with a large number of stakeholders, many of whom have competing interests.

Our continued challenge is finding the balance between running a profitable business while doing things in a way that meets our own criteria for values-based success. We want to operate with sustainability in mind and action – we are here for good.


1908

Telephone switchroom in PMG Exchange.


2003

Satellite dishes, Gnangara Earth Station, WA.


here for good

Community

Our people are active in the community at many levels, such as *Clean Up Australia Day*, which is strongly supported by Telstra volunteers, called Telstra Friends.

Disaster relief

In fire, flood and, more recently, tragedies such as the Bali bombing, Telstra was there to help. Our technicians are among the first people you see once the fires are out or the waters recede, working long hours in difficult conditions to restore our connection to each other.



Our technicians are among the first people you see once the fires are out.

FIRE, FLOOD AND DROUGHT

Telstra people show the values of our company most when disaster strikes. When parts of Australia were devastated by floods in 2002 and fires during summer 2002–03, our people and our company went beyond the call of duty in their response. It was not just about reconnecting telephone lines.

Telstra people across Australia worked around-the-clock behind the scenes to do what they could to help the victims and their families and restore essential communications in the shortest possible time. Employees from all over Australia were temporarily relocated to the disaster zones to restore services (eg. around 120 staff were brought in from interstate to help restore services after the ACT fires).

The Farmhand Foundation, aimed at helping drought stricken farmers and farm contractors, was set up in October 2002 during one of the worst droughts in Australian history. Telstra is a founding partner and our Chairman, Bob Mansfield, is also the Chairman of the Farmhand Foundation. Farmhand raised more than $23.5 million to help provide immediate relief to around 15,000 farming families in 2002/2003.

Our performance

- Mobile services charged at fixed line rates for those who lost their homes or fixed-line service in bushfires.
- Supplied hundreds of mobile phone services to emergency workers to assist communication both in the field and between emergency workers and their families.
- Payphones were installed in affected areas and switched to non-metering for calls so families and friends could stay in touch.
- Contributed $100,000 towards the Canberra Bushfire Recovery Appeal.
- Donated $1.1million to the Farmhand Foundation (including $100,000 from the sale of the CD 'I am Australian' from Telstra outlets).
- Established the Farmhand Appeal Hotline, staffed by Telstra Friends, and hosted the Farmhand website.

Our commitment

- [illegible]
- [illegible]
- [illegible]

BALI

Immediately following the Bali bombings on 12 October 2002, we created the Telstra Bali Assistance Program for victims and families.

Through this program we extended our internal staff counselling service to victims. We waived normal Telstra charges to eligible Telstra customers impacted by the bombings and to eligible not-for-profit organisations assisting victims and their families. We also donated $100,000 for the support of the Bali victims.

Telstra Friends

Telstra Friends, an employee-driven volunteer program, has been in place since 1993. Initially formed during industry deregulation to promote Telstra during the process for customers to select their telecommunications carrier, Telstra Friends has evolved into Australia's largest corporate volunteer program.



Telstra Friends celebrate Harmony Day.

The group now has an ongoing role of community service activities as well as involvement in charity projects selected by Telstra Friends itself.

Telstra Friends currently has over 4,000 registered members who include staff, family and friends, and employs three full-time staff to manage the program. Although staff occasionally participate in Telstra Friends' activities on company time, most activities are carried out in the volunteers' own time.

Our performance

- Contributed more than 19,000 hours to community related events, an increase of over 50% from the previous year.
- Managed events at 442 sites, an increase of 12% from the previous year.
- Raised more than $77,000 for various charities (excluding the Farmhand Telethon).
- Participated in *Clean Up Australia Day* at 75 sites with 2,500 volunteers.

As we continue to develop and mature as an organisation, our giving has evolved into a number of forms. The focus and intent of our giving is guided by values upon which we have built our business. The following examples demonstrate two different ways that we contribute to the community:

- The Telstra Foundation – a giving program of a philanthropic, non-commercial nature.
- Sponsorships – with commercial outcomes in mind while still intending to benefit the community.

TELSTRA FRIENDS
Breakdown of fundraising 2002/2003



TELSTRA FRIENDS VOLUNTEER HOURS
Comparisons 2001/2002 to 2002/2003


VOLUNTEER HOURS
COMMUNITY

Our commitment

- [illegible]
- [illegible]



The Telstra Foundation mission – 'Making a positive and lasting difference to the lives of children and young people.'

Telstra Foundation

In April 2002 Telstra established the Telstra Foundation – a giving program devoted to enriching the lives of Australian children and young people and the communities in which they live. The Foundation is philanthropic. It operates independently of Telstra Corporation and is not linked to either its commercial interests or sponsorships.

The Foundation has its own Chairman, Herb Elliott, AC, MBE and board of directors, the majority of whom are community members who are leaders in their fields, such as 2003 Australian of the Year, Professor Fiona Stanley, AC.

The Foundation has a total operating budget of $5 million per annum, funded by Telstra, and administers two funds. The major fund is the Community Development Fund, which supports causes and initiatives that better the lives of children and young people across Australia. The second grants program, the Telstra's Kids Fund, provides smaller grants to local organisations and activities involving children or young relatives of Telstra staff.

The Foundation received around 1,200 applications for the Community Development Fund in its first year, only 100 of which were able to be funded. As a result, the Foundation has refined its focus to support fewer issues at greater depth. The Foundation hopes this approach will have a greater and more sustainable impact. In September 2003, the Community Development Fund began seeking to address causal factors affecting the health, well-being and life chances of children and young people through a focus on:

- Early Intervention
- Childhood obesity
- Indigenous community development
- Gifted and talented children and young people.

2002/2003 Foundation grant recipients included:

- The Centre for Community Child Health in partnership with The Smith Family – *Reach Out and Read* early literacy project
- The National Heart Foundation of Australia – childhood obesity research
- Ngaanyatjarra Pitjantjatjara Yankunytjatjara Women's Council – *Child Health and Nutrition* project
- Inspire Foundation – *Reach Out!* website for young people experiencing tough times and depression.

Our performance

- Provided $4.35 million in grants to 790 not-for-profit community groups:
  - $3.6 million through Community Development Fund to 100 recipient organisations
  - $750,000 through Telstra's Kids Fund to 690 community projects
  - About one-third of projects supported rural/regional areas.
- Assisted a wide range of organisations and projects including: health, Indigenous, sport, arts and education including those with special needs.

Our commitment

TELSTRA COMMUNITY DEVELOPMENT FUND GRANTS BY PRIMARY PROJECT ISSUES IN 2002/2003



TELSTRA'S KIDS FUND GRANTS BY PROJECT ISSUES IN 2002/2003





Bangarra Dance Theatre

Sponsorships

Sponsorship is a key component of Telstra's marketing activity, with an objective to raise the Telstra profile through association with positive initiatives and to support marketing campaigns and messages. Both the recipient and the sponsor benefit by this association.

Our sponsorship investment extends across sport, business, arts, health and community initiatives, at both the elite and grassroots level. Our support enables the broader community to access and enjoy the benefits these organisations offer, for example supporting regional tours and free outdoor performances of the Australian Ballet.

Sponsorships are regularly reviewed and measured to assess their effectiveness. Before we enter into a sponsorship, we undertake an extensive evaluation to determine how it can support and enhance specific objectives across the business. We also consider the overall benefits to the Australian community when assessing sponsorships.

Our performance

- Sponsored the Prime Minister's Employer of the Year Awards, recognising employers of people with a disability.
- Developed and sponsored the Telstra Small Business Awards since 1992, the Telstra Business Women's Award since 1995 and the Yellow Pages® *Business Ideas Grants* since 1996.
- Sponsored Telstra Child Flight since June 2001. An average of one critically ill child is transported each day in NSW and the ACT.
- In 2001, pledged $1.25 million over five years to the Victor Chang Cardiac Research Institute to assist in the fight against heart disease.
- Provided $52,000 to the National Safety Council of Australia to sponsor national awards recognising safety innovation and improvement and created the first national farm safety award.
- One of the largest corporate sponsors in both sport and the arts including being the principal sponsor of the Australian Ballet and Australian Swimming Team.

Sponsorship (continued)

Our commitment

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Telstra staff and ATSIC representatives celebrate NAIDOC week

Employees

Our workforce spreads across metropolitan, regional and remote areas as well as in our overseas entities. We believe diversity creates opportunities and we are increasing our focus on providing a flexible and family-friendly workplace, for example through a free childcare referral service for staff and promoting part-time and job-share arrangements. We have a variety of employment arrangements to help us manage peak demand periods.

Although we are one of Australia's most diverse employers, we still need to do more and we are taking steps to improve internal understanding and opportunities for more diversity in our workplace. Our philosophy is to employ the right person for the job, regardless of gender, race, religion or cultural background. We have an Equal Employment Opportunity policy to drive this philosophy.

Telstra has established an internal awareness campaign with the theme 'Diversity creates opportunities' and will continue to build on existing awareness activities and the enhancement of internal policies to support diversity and flexibility in the workplace. For example, our board includes two women out of 12 members, while 13.1% of senior managers are women. We are looking at ways to encourage an environment where more women take up senior roles.

Like any company, Telstra must continually balance workforce levels to meet work requirements in a cost-effective and productive manner to continue providing both quality and cost-competitive service to our customers. In the current competitive environment, Telstra expects a gradual but continual decline in full time staff numbers. To assist our people who are impacted by job reductions we fully fund a job search program for employees who have been retrenched, which is delivered through a consortium of outplacement agencies. The number of job reductions in any year is impacted by a variety of drivers, including the intensity of competition, customer demand, work required, productivity and process improvements and the regulatory settings of the Federal Government.

Despite the decrease of jobs in Telstra in the past decade, overall, employment in the communications services sector has grown by 12,500 since June 1995 *(Australian Bureau of Statistics, May 2003)*.

Our performance

- Developed specific initiatives to encourage the employment of women, Indigenous people, people with a disability and people from culturally and linguistically diverse backgrounds, for example two-year Telstra Women in Engineering and IT Scholarships awarded to 13 women since 1999, six Aboriginal and Islander (A&I) cadetships, plus ten A&I recruitments, five full-time and five part-time, in 2002/2003.
- Representations for A&I and people with a disability decreased marginally in 2002/2003. While the overall representation of women decreased from 32.1% to 31.8%, representation of women at a senior level increased, as did people from a non-English speaking background.
- Participation as sponsor in Harmony Day in 2003. Actively encouraged staff to hold team activities recognising racial diversity and promoted Harmony Day through our internal media.
- Completed 428,468 work-related training activities for employees in 2002/2003 (includes both online and instructor-led courses).
- Active support of National Aboriginal and Islander Day of Celebration (NAIDOC) for over a decade to increase awareness of Indigenous cultures.
- An 88% return to work rate of women on maternity leave, with 18% of women who took maternity leave returning as part-time staff. This represents a 23% increase from 2001/2002 when 72% of women returned to work following maternity leave.

Our commitment

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Telstra sponsors the Australian Paralympic Committee and employs Paralympians such as Sarnya Parker, an elite cyclist.

REPRESENTATION OF DIVERSITY GROUPS IN TELSTRA WORKFORCE
Comparisons 2001/2002 to 2002/2003



*Non English speaking background

TELSTRA FULL TIME EMPLOYEES* 1999 TO 2003
as at end June



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LOST TIME INCIDENTS (LTI) AND LOST TIME INCIDENT FREQUENCY RATES (LTIFR)* as at end June



*Number of LTIs per million hours worked

OCCUPATIONAL HEALTH AND SAFETY

Over the past year there has been continuous improvement in the way we manage the health and safety of our people. However the journey is far from over. Telstra's goal is to be an accident-free workplace.

Because we use a flexible external workforce – contractors and agency staff – for the management of peak customer or business demands, we use contractor safety performance as part of contractor selection criteria and performance assessment.

Our performance

- Conducted 90 external health and safety audits in 2002/2003, many commenced without prior notice to the workplace.
- Telstra is a key participant in external safety activities including development of call centre guidelines with Worksafe, Western Australia and review of Health and Safety Representative training with Comcare, the Federal Occupational Health and Safety (OH&S) Regulator.

Our commitment

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Customers



Research carried out by Telstra can help people with low vision to have better access to our products and services.

Since competition was introduced, customers have enjoyed greater choice, cheaper prices and better service. We recognise our responsibility to provide all Australians access to telecommunications, whether in a remote location, on a low income, or facing other challenges that make regular access difficult.

ACCESS FOR EVERYONE

We recognise the need to provide affordable access to telecommunications services to disadvantaged Australians and those on low incomes.

We provided a concessionary package valued at $160 million of practical initiatives that offered affordable ways to maintain phone contact for groups such as low-income families, Indigenous Australians, job seekers and the homeless.

Telstra provides this concessionary *Access for Everyone* package as part of its compliance with price control regulations. The package was developed with the Low-Income Measures Assessment Committee (LIMAC), an independent committee including representatives from the Australian Council of Social Service, Anglicare Australia, The Salvation Army and The Smith Family. We are required to consult the committee when making changes to the package.

Our performance

- Commissioned comprehensive independent market research in 2002 through LIMAC to understand and benchmark low-income and disadvantaged Australians' needs and expectations of telecommunications services. The benchmark research found that *Access for Everyone* initiatives satisfy a significant need. The initiatives were well received and well targeted and the research showed a high level of potential usage of all initiatives.
- Launched four new programs and enhanced five services under the *Access for Everyone* package (eg. Bill Assistance, Telstra MessageBox).
- Undertook targeted communication programs to develop awareness of the *Access for Everyone* package (eg. wrote to all 1,200 Supported Accommodation Assistance Program Agencies regarding services for people who are homeless, included an information message on all Telstra residential bills for three months about the Bill Assistance Program).

Our commitment

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DISABILITY ACTION PLAN

Around 3.6 million Australians have some sort of disability, ranging from hearing, vision and speech impairments, through restricted mobility to intellectual disability. In 1996 we became one of the first major corporations in Australia to lodge a Disability Action Plan with the Human Rights and Equal Opportunity Commission.

Telstra has a Disability Equipment Program to provide eligible customers with specialised equipment to access the standard telephone service. One example of the technology available to assist people with a disability is the Teletypewriter (TTY). People who are deaf or have a hearing or speech impairment can use a TTY to conduct text-to-text conversations with other TTY users, or they can use the National Relay Service to conduct text-to-voice calls with other users through a relay officer.

Previously we operated six Aged and Disability Centres as a shop-front where customers could view and trial our disability equipment. The Centres were closed in March 2003. On average, each Centre received only three customer visits each week.

A number of disability groups expressed their concern to us about the closure of the Centres, particularly the level of consultation prior to the closure.

Since the closure of the Centres, we have established an extensive network of locations in regional and metropolitan areas for customers to view and try the equipment, and obtain information about Telstra's Disability Services. Telstra's Disability Enquiry Hotline continues to be our primary point of contact for people with a disability and their carers around Australia. Telstra undertakes an annual survey of users of the Disability Enquiry Hotline to assess the performance of its service delivery and publishes the results in the annual Telstra Customer Service Charter Performance Review.

Our performance

- Supplied 33,000 items of specialised equipment (including 850 TTY) under the Disability Equipment Program at the same charge as the standard telephone handset for 2002/2003.
- Out of 16,000 requests for equipment, 800 requests were not able to be processed (eg. the customer already had the equipment requested or changed their mind, the applicant was not a Telstra customer, etc.).
- Around 170 TTY payphones in operation.
- More than 10,000 staff trained in Telstra's disability awareness program.
- 325,000 calls to our Directory Assistance Helpline from Telstra customers who are unable to use or hold a printed directory and are unable to use standard directory assistance service.
- Issued more than 1,500 Braille bills and 5,700 large print bills.

Our commitment

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CUSTOMER SERVICE CHARTER

To demonstrate our commitment to customers we developed the Telstra Customer Service Charter in 1999. The Charter is revised and released annually after consultation with our customers, staff and external stakeholders, particularly the Telstra Consumer Consultative Council.

Our Charter commits us to providing services that recognise the needs of our customers. It details our commitments to service levels, as well as our commitments to our obligations under federal legislation and to industry self-regulation through compliance with applicable Australian Communications Industry Forum (ACIF) codes.

Our performance

- Established and maintained a priority assistance service that was implemented for people with life-threatening medical conditions as a result of changes to our Carrier Licence conditions, following a tragedy in country Victoria in 2002.
- In the six months to June 2003:
  - 8,419 applications were verified for registration as a Priority Customer.
  - 41,461 requests for Priority Assistance connections were completed.
- Released our concessionary package *Access for Everyone* assisting more than 1.3 million customers such as low-income earners, the elderly and homeless.
- Provided services to customers who speak a language other than English, adding Spanish and Arabic to our Multicultural Service Centre, bringing the total number of languages offered to nine.

Our commitment

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The Telstra Customer Service Charter commits us to providing services that meet the needs of our customers. For Charter contact details see page 36.

PERCENTAGE OF CONNECTIONS COMPLETED WITHIN CSG* TIMEFRAMES



*Customer Service Guarantee

PERCENTAGE OF FAULT REPAIRS COMPLETED WITHIN CSG* TIMEFRAMES



*Customer Service Guarantee

The world's first Customer Charter for directory companies was launched by Telstra subsidiary Sensis in March 2003 as the first step towards reaching goals in customer service improvement.



Telstra takes customer and employee privacy very seriously.

Privacy

Privacy is more than a legislative requirement, it is a critical issue for building and maintaining customer trust in Telstra and confidence in our products and services. Due to the amount of private information we hold about people, we take our customer and employee privacy very seriously.

We have established a team to advise and monitor privacy compliance and have developed comprehensive privacy guidelines and other tools for our staff. We also insist that our staff understand and comply with our privacy obligations and run regular staff training to improve in this area, with more than 40,000 staff and contractors completing the last round of training. In order to identify areas where we can improve our performance, we also conduct annual external privacy performance audits.

Our performance

The details of some customers who ordered a Silent Line have been inadvertently published in the Telstra White Pages®. Where appropriate, affected customers have been offered a new Silent Line or a Calling Number Display phone and MessageBank, in addition to waiving the Silent Line charge and a range of compensation measures.

As with all large-scale manual data input processes, there is a risk of error, but Telstra constantly looks at ways to improve and refine these processes in order to minimise this risk.

Our commitment

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here for good

Environment

Like any large company, Telstra consumes a lot of energy and other resources, such as paper. We are focused on measuring and minimising that consumption through our own practices and that of our suppliers. We have set ourselves high standards in environmental performance.

By minimising reliance on transport through using online, audio and visual communications and by replacing paper-based and resource-intensive ways of transferring information, we can all reduce our impact on the environment.



Telstra: leaving a small footprint on the environment.

Environment management and performance

We have an environment policy that supports programs for waste management, reduction in greenhouse emissions, minimising our impact on the environment, recycling initiatives and improvements in the use of resources.

We actively support improved environmental performance in our own company through policy and process. We support wider environmental awareness and improvement through sponsorships and by the activities of our people, such as Telstra Friends, who are a very visible presence on *Clean Up Australia Day*.

In 2002, Telstra launched its Green Purchasing Policy – our commitment to using our buying power to lead the way in corporate environmental performance. We spend approximately $7 billion a year in purchasing products and services from more than 16,000 suppliers. We ask our suppliers if they meet our environmental standards – from pollution to packaging – and if not, we will work with them to develop their environment plans and identify improvement opportunities. Our environmental screening is serious and meaningful in policy and practice.

In addition to using resources, our activities can sometimes impact on the environment through construction and the visual impact of the infrastructure required to provide our services. We have strict environmental procedures and expectations of contractors where construction activity may impact on the environment.

We also face regular challenges managing the tensions between consumer expectation of comprehensive mobile phone reception and resident concerns about the visual impact of mobile phone base stations. Community consultation on the siting of base stations is always an important part of our planning.

Our performance

- Total energy consumption (including Australian sites, network and fleet) 6,452,837 Gigajoules (GJ), compared with 5,803,612 GJ in 2001/ 2002. This is an 11% increase. (Please note, measuring criteria changed from 2001/2002 to 2002/2003 to a more accurate reflection of our energy use).
- In our commitment to the Greenhouse Challenge, signed in August 2001, we proposed to reduce our greenhouse emissions by 6% by mid-2002 compared to our 1999/2000 baseline. Our cumulative reductions are as follows:
  - 2000/2001: 2.4%
  - 2001/2002: 3.5%
  - 2002/2003: 5.6%
- Completed an extensive audit of product packaging under our 2002/2003 commitment to the National Packaging Covenant.

Our commitment

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Recycling

Our recycling initiatives aim to reduce waste. Two of our key initiatives include our mobile phone recycling program and the Sensis directory recycling initiative.

GREENHOUSE GAS EMISSIONS SAVINGS


80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
Fleet
Waste

TELSTRA WASTE DATA 2002/2003 (Tonnes)


GENERAL WASTE
WATER FROM PITS
SPECIAL DISPOSAL*
ALL RECYCLABLES

BOOK MUNCHER DIRECTORY RECOVERY 1999 TO 2002*


1999
2000
2001
2002

While we are obliged by law to publish and distribute the White Pages® Directory, we are constantly striving to reduce waste.

Our performance

- Participant in the Mobile Phone Recycling Program operated by the Australian Mobile Telecommunications Association (AMTA) and have helped to recycle more than 300,000 mobile handsets and 750,000 batteries into marketable products such as nickel, cadmium and plastics.
- Provided mobile phone recycling bins in all Telstra Shops and Telstra licensed stores.
- Telstra subsidiary Sensis operates the Book Muncher® Directory Recycling Program which recycled 66% of all directories distributed in 2002 through kerbside and commercial paper recycling collections. Since January 2000, more than 40 million directories have been recycled through the program – about 78,000 tonnes.

Our commitment

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here for good
IMPACT
INTEGRATION
DEFINITION
People

Economy

We have a responsibility to continually improve the financial performance of our company and its businesses. By doing that in a responsible way we will be fostering prosperity in the industries and communities in which we participate. Telstra has the infrastructure in place to develop innovative solutions and practical applications that help us achieve an economic benefit for Australia.



Telstra wireless hotspots around Australia will assist business productivity

Economic impact

In designing, developing and implementing communications solutions for our customers, Telstra has a significant impact on the economy through employment, investment and our supply chain.

TELSTRA MARKET SHARE
as at end June 2003 (Source: Telstra estimates)



DIVIDENDS PER SHARE
for financial year



SALES REVENUE MIX 2003



Consumer spending on communications services has been the fastest growing spending category over the last decade and now represents around 2.6% of household disposable incomes (or about $1,600 per household per annum). Nearly every business in Australia uses communications as an input to their production and the intensity of their use of communications has risen strongly over the last decade.

Our profits allow us to pay dividends to shareholders, reinvest in our network and develop new opportunities for our business – which often results in a benefit to all Australians wherever they reside or conduct business.

Our performance

- In 2002/2003 Telstra's value added was around $12 billion or 1.6% of Gross Domestic Product (GDP). Value added is a measure of the contribution Telstra makes to Australia's GDP and reflects the difference between sales revenue and the cost of raw materials and other goods and services used as inputs.
- Spent approximately $7 billion on products and services from 16,000 suppliers, most of whom are small to medium sized enterprises. Major supply industries include the machinery / equipment, wholesale trade, paper, printing and publishing, transport and storage and property and business services.
- Paid around $3.3 billion in dividends in 2002/2003. While $1.7 billion (50.1%) was paid to the Commonwealth Government, a large proportion of the balance boosted the incomes of ordinary Australians and their super funds. Dividends paid by Telstra represent about 0.3% of total Australian annual household incomes.
- Spent $3.2 billion on capital works, including installation of a second optic fibre link to Tasmania and upgrade of technology and provision of untimed local calls to customers in extended zones, one of the largest corporate spends on capital works in Australia.
- Paid a total of approximately $1.7 billion in Commonwealth, State and local taxes.
- Played an important role in boosting the productivity of businesses through innovations in information and communication technology, assisting Australia to achieve a decade of strong growth.
- A key player in the process of telecommunications reform, which since 1997 is estimated to have boosted measured GDP by $10 billion (*Australian Communications Authority Telecommunications Performance Report 2001/02*)

Our commitment

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BREAK UP OF STATE AND LOCAL TAXES 2002/2003
Telstra Corporation Ltd



Telstra's full Annual Results are available online. Please see page 36 for website details.

Telstra the employer



As a major employer, Telstra's contribution to the economy includes the flow-on effect of salaries into local communities. In 2002/2003, Telstra's labour expense for a widely-diversified workforce was $3.2 billion, contributing to the country's spending and saving.

EMPLOYEE SHARE OWNERSHIP

Telstra encourages employee share ownership through a number of arrangements:

- Telstra Employee Share Ownership Plan (TESOP) enabled staff to purchase shares through special arrangements assisted by the Government and the company at the time of the two share floats in 1997 and 1999. In 1999, nearly 90% of staff applied and were granted shares through TESOP.
- OwnShare provides eligible employees with the opportunity to purchase Telstra Shares on a pre-tax basis as part of their Remuneration Package. As of end of June 2003, 7% of eligible employees were participating in OwnShare.
- GrowthShare is a deferred remuneration and long term incentive plan in which eligible senior managers may be invited to participate. The long term plan has a strong focus on external performance criteria.

In addition, non-executive directors are required to receive a minimum of 20% of their remuneration by way of restricted Telstra shares through the DirectShare Plan. As from 1 January 2003, directors may state a preference to increase their participation in the DirectShare Plan. Where this occurs, Telstra may provide a greater percentage of directors' fees in Telstra shares.

Our performance

- Remitted $631 million to the Commonwealth Government in PAYG tax withheld from employees' salary and wages.
- Paid payroll tax of $131 million and other taxes of $39 million, split between the States and Territories.

Our commitment

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here for good

Industry

Telstra is a leader in the Australian telecommunications industry. We support programs that foster growth and development in areas such as broadband internet and mobile communications as well as other new technologies.

We are also leading the development and introduction of industry-related consumer services and products that benefit society. For example, we established a national program educating drivers about the safe use of mobile phones, deterrent programs for mobile phone theft, and a campaign on mobile phone etiquette.



Telstra has allocated $231 million to improve network reliability in country areas.

Industry Development Plan

As a major Australian company, our activities can have a significant impact on the Australian industrial landscape. Each year we produce an Industry Development Plan (IDP) that is approved by the Minister for Communications, Information, Technology and Arts. Although commenced some years ago, the plan in its current format has been produced since 1997 and is in line with our telecommunications licence conditions.

The plan provides valuable information to Australian industry, giving insights into opportunities for dealing with Telstra. The plan also helps us to measure our progress against our commitments.

In particular, the IDP outlines how we support development in areas such as supplier industries, rural areas, training (eg. employees and graduate recruitment), research and development and disability groups.

Our performance

- Completed many initiatives with a total domestic core operating capital expenditure (excluding offshore controlled entities) of $3.2 billion, including installation of a second optic fibre link to Tasmania and upgrade of technology and provision of untimed local calls to customers in extended zones.
- Purchased approximately $7 billion worth of products and services from 16,000 suppliers, achieving a local content estimated at more than 70% of our expenditure.
- Encouraged major vendors to enter into sub-supplier arrangements with local small to medium businesses.
- Developed customer applications using our own resources (eg. Telstra Home Messages 101 and Telstra Feature Assistant, which uses voice recognition technology to activate and use various EasyCall features such as call forward).
- Spent an estimated $187 million dollars on research and development in 2002/2003.

In 2003, Telstra Research Laboratories celebrates 80 years of significant contributions in the world of telecommunications. Over the years, TRL has:

- Investigated use of satellite for mobile services to the outback (1970), now common place throughout Australia;
- Assisted in the design of microelectronics for the Cochlear ear implant (1983); and
- Developed software to map the intensity of electromagnetic fields from mobile base stations (2000).

Our commitment

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Broadband Fund

Broadband is a technology that allows high-speed access to the Internet. In the past, the uptake of broadband has been perceived as slow in Australia, however we believe a lack of suitable broadband products and services has been a significant factor in the rate of uptake.

The Telstra Broadband Fund was established in February 2002 to stimulate and fast-track the development of new and innovative technologies that will encourage the uptake of broadband in Australia.

The initiative provides support to the development of new and innovative broadband applications, tools and/or technology. The Fund provides:

- Up to $10 million in cash grants; and
- Up to $20 million in no-charge international bandwidth allocation.

Our performance

- Funded 18 projects to the value of approximately $4.5 million in cash grants and bandwidth allocation in the education, media/entertainment, business, health and rural sectors in 2002/2003.
- Provided technical assistance, (eg. use of facilities at the Launceston Broadband Laboratory for testing purposes).

Our commitment

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Telstra supports training and development in ICT.

IT Skills Hub

Telstra is a founding member of the IT Skills Hub, a not-for-profit organisation that brings together some of the best resources and expertise in Australia's Information Communication and Technology (ICT) Sector.

David Thodey, Group Managing Director of Telstra Business and Government, has been Chair of the IT Skills Hub since July 2002. The IT Skills Hub aims to foster the development of ICT skills for all Australians by uniting employers, employees, educators and government on a common employer-led agenda to enable improved productivity and business performance and increased innovation.



Telstra invests $10 million in researching Electromagnetic Energy

Telstra LIFE

As technology develops, social issues related to mobile phones, ranging from driving safety to restaurant etiquette are being impacted. Telstra LIFE, a responsible leadership program to educate mobile phone users, has been developed in response to the social concerns of our customers, staff and other stakeholders arising from the increased use of telecommunications products and services. Initiatives in the program include:

EME SAFETY MANAGEMENT PROGRAM

Telstra acknowledges some people are genuinely concerned about possible health effects from the Electromagnetic Energy (EME) from mobile phone handsets and base stations. We are committed to addressing these concerns responsibly.

Telstra relies on the expert advice of national and international health authorities such as the Australian Radiation Protection and Nuclear Safety Agency (ARPANSA), an agency of the Commonwealth Department of Health, and the World Health Organisation (WHO) for overall assessments of health and safety impacts.

The consensus is that there is no substantiated scientific evidence of health effects from the EME generated by radio frequency technology, including mobile phones and their base stations that comply with the national and international safety guidelines.

A nationwide study published in 2000 by ARPANSA found the typical exposure level from mobile phone base stations is hundreds and sometimes thousands of times below the regulated limit.

Our performance

- Invested more than $10 million in an internationally recognised research program at Telstra Research Laboratories.
- Accepted an invitation to join a consortium of leading Australian research institutions to establish a Centre of Excellence in Radio Frequency EME research funded by the National Health and Medical Research Council.
- Twice-yearly reporting to the Telstra board audit committee on our EME program and compliance on the operation of our approximately 6,400 mobile phone base stations.
- Continued the community education program with the Electromagnetic Radiation Alliance of Australia designed to assist community groups to better understand the EME levels from base stations and the margins by which these emissions comply with the safety standard.



Telstra continually monitors the impact mobile phones have on our community.

Our commitment

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DRIVE SAFE PHONE SAFE PROGRAM

The very features that make mobile phones so popular (mobility, convenience) also cause some unintended consequences. One of these is road accidents linked to using a hand-held mobile while driving. In Australia, it is illegal to use a hand-held mobile phone while driving.

To make the public aware of the dangers, and to conduct further research in this area, Telstra launched the *Drive Safe Phone Safe* program in December 2001.

Our performance

- The *Drive Safe Phone Safe* program has been endorsed by police forces around Australia, the Pedestrian Council of Australia and Insurance Australia Group.
- Telstra is supporting studies from the University of Western Australia and University of Sydney that examine the impact of mobile phone use while driving.

Our commitment

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I missed stop sign

Telstra's *Drive Safe Phone Safe* awareness program encourages responsible driving.



Telstra can block lost or stolen mobile phones.

LOST AND STOLEN HANDSET BLOCKING

Industry estimates suggest around 100,000 mobile phones are being lost or stolen each year in Australia. In August 2002, we were able to implement blocking of lost and stolen handsets using the IMEI or serial number across our digital GSM network – a first for Australia and one of the first in the world.

Our performance

- More than $2.2 million was invested in developing an effective IT solution to allow easy blocking of handsets from the Telstra GSM network.
- By June 2003 we had blocked 36,000 handsets from the Telstra GSM network.

Our commitment

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MOBILE PHONE ETIQUETTE

Telstra initiated a national 'Mobile Manners' campaign in December 2002 to raise community awareness about the responsible use of mobile phones in public places and the workplace.

Our performance

- Launched market research gaining widespread national media coverage highlighting helpful tips for customer on mobile phone etiquette.

Our commitment

- Educate and guide our customers and employees to establish acceptable behaviour with new wireless technology through our Telstra Shop staff, customer brochures and website.



What seems OK to you might irritate others.

Stakeholder Engagement

EXISTING STAKEHOLDER ENGAGEMENT IN TELSTRA

Listed below are some of the ways we inform and gain feedback from our key stakeholder groups.

PROCESS	PURPOSE	STAKEHOLDERS REPRESENTED
Employee Opinion Survey	Tool to provide staff with the opportunity to express their views about their jobs, the company and their working environment. The results are analysed, discussed with staff and used as a basis for actions by all levels of management to improve jobs and the work environment.	Telstra staff.
Telstra Consumer Consultative Council	To address concerns ranging from those of specific customer groups to questions of industry-wide policy. Participants meet with senior Telstra managers three times a year, plus State/Territory consultation and information events.	Fifteen community organisations such as Australian Financial Counselling and Credit Reform Association, Indigenous Remote Communication Association, National Council of Women and the Australian Council of Social Service.
Telstra Country Wide Advisory Board	To act as a sounding board for the telecommunications strategies developed by Telstra Country Wide to address the needs of regional customers. Meetings are held every two months in different parts of regional Australia with senior TCW Managers.	Eight prominent business/community leaders from across Australia are represented on the Advisory Board, chaired by Donald McGauchie, former President of the National Farmers' Federation.
Telstra Country Wide Survey Report	To identify the communications issues of importance in Telstra Country Wide areas and gain feedback on performance against local stakeholder expectations. The results help us set our priorities to deliver better services to our customers in regional Australia.	Those surveyed include local, State and Federal Government representatives, chambers of commerce, regional development boards, community groups, business leaders.
Australian Telecommunications Users Group (ATUG) Telecommunications Users Association of New Zealand (TUANZ)	Forums to determine the telecommunications interests and concerns of a cross section of major business users.	Corporate members including major banks, universities, government agencies and major carriers.
Disability Forum	Link for feedback to Telstra from customers with a disability.	National peak disability organisations that meet with Telstra twice a year.

Profile: TCCC

Ongoing consumer consultation has been a commitment of Telstra's since 1989. The Telstra Consumer Consultative Council (TCCC) evolved as a result of discussions between community representatives and the then Telecom Australia about inflexible credit management policies and a particular pricing policy being proposed at the time.

The TCCC represents best practice in industry-consumer consultation in Australia, recognised by other companies who have adapted the model to their own needs.

TCCC membership is comprised of elected representatives from 15 national peak community and consumer organisations. It aims to improve Telstra's knowledge and understanding of the interests and concerns of the customers represented and provides an ongoing opportunity for consumer and Telstra representatives to engage on telecommunications issues and to do something about them. This is summarised in the motto of the TCCC: 'Listening, learning, advancing'.

The future:

Stakeholder engagement at Telstra will evolve to align more closely with corporate social responsibility approaches – engaging in two way discussions to identify not only content for a report but also initiatives for improving our performance in certain fields.

This will be phased in progressively based on a continual review of the company's progress and requirements of corporate social responsibility.

Our website:
www.telstra.com.au/communications/csr

If you would like to provide us with feedback on our first report, we invite you to use one of the following options:

Mail: Locked Bag 3540
Melbourne VIC 3001

Freecall™: 1800 638 397

This report can be provided in alternative formats on request. Call the Telstra Disability Enquiry Hotline on 1800 068 424 or email **DisabilityEnquiryHotline@team.telstra.com**

Governance

GOVERNANCE IN TELSTRA

Due to our place in the market and our high number of private shareholders, we are probably subject to more scrutiny than any other Australian company. We are committed to conducting our business in compliance with all of our legal and regulatory obligations.

Compliance with these obligations is not just a legal requirement but is integral to Telstra's commitment to its employees, customers, shareholders and the community. In addition, Telstra aims for best practice in the area of corporate governance.

Our Annual Report provides comprehensive detail on our main corporate governance and board practices, in particular in relation to the structure, composition and responsibilities of the board and board committees, performance evaluation and remuneration and our shareholder communications strategy.

It also provides detailed information on the internal operating policies and principles we have in place which promote ethical and responsible decision making and timely and balanced disclosure, including our Telstra Values and our code of conduct, whistleblower and share trading policies.

GOVERNANCE OF THIS REPORT

A Corporate Social Responsibility Steering Group developed this report, led by the General Manager of Health Safety and Environment (capitalising on that unit's previous experience in developing Public Environment Reports).

Stakeholder input was provided by representatives from Corporate Relations and other business managers as identified on specific content. Corporate Relations was able to engage across the business to identify not only activities already underway but also what stakeholder interests should be reported if possible.

All content has been verified through an internal risk management process that checked content to be factually correct and consistent with previously published material.

Telstra carries out many other activities that benefit the community – the following list is not exhaustive:

Sponsorships (up to June 2003)

VENUES
Telstra Stadium
Telstra Dome
TelstraClear Pacific Event Centre

SPORT
Australian Swimming
Athletics Australia
Australian Paralympic Committee
National Rugby League
Rugby World Cup 2003
Surf Life Saving Australia
Telstra Rally Australia
TelstraClear Black Caps
Sydney's Greatest Ever Sports Stars
Individual – Duncan Armstrong
Individual – Susie O'Neill
Individual – Brett Hawke
Individual – Mark Taylor
Individual – Chris Chilton
Individual – Phil Kearns

ARTS
Auckland Theatre Company
The Australian Ballet
Bangarra Dance Theatre
Brisbane River Festival
China National Symphony Orchestra
Museum of Contemporary Art
National Aboriginal & Torres Strait Islander Art Award
Te Papa Museum of New Zealand
Jewish Museum of Australia (Melbourne)

COMMUNITY
Child Flight (NSW & ACT)
Lifeline
Victor Chang Foundation
Gay & Lesbian Counselling Service
National Cancer Foundation's Sydney Cancer Centre Telemedicine Outreach Program
New Zealand Maritime Authority
Nova: Science in the News
LifeFlight (Vic)
War Memorial – Telstra Theatre (ACT)
Pumpkin Annual Gala Dinner
Smith Family Christmas Appeal (funds and donation)

AWARDS PROGRAMS/SCHOLARSHIPS
National Safety Council of Australia Safety Awards
Telstra Small Business Awards
Telstra Business Women's Awards
Yellow Pages® Business Ideas Grants (Series)
TelstraClear Postgraduate Scholarship Program
Telstra Vendor Awards

DISABILITY SERVICES
Deafness Forum Educational Scholarship
Royal Blind Society Internet Training Program
Link Magazine
Radio Print for the Handicapped
Royal Victorian Institute for the Blind
Accessibility.com
Carers National Conference
Better Hearing Australia National Conference
Blind Citizens Australia National Conference

ENVIRONMENT
Landcare Australia – Save the 'Mighty' Murray (Series)
Banksia Awards
Olly Saves the Planet (environmental awareness program for kids)

Selection of Telstra Country Wide Sponsorships

NATIONAL
[illegible]
Time to have a Swim with Duncan Swim Clinics

NEW SOUTH WALES
Tamworth Country Music Festival
West Wyalong Business Excellence Awards
Landcare – Murwillumbah
Henty Machinery Field Days

VICTORIA
Country Women's Association – Victoria
[illegible] Internet for Oldies
Australian Sheep & Wool Show
Romsey Gymnastics Club

QUEENSLAND
[illegible]
Jamboree of the Air
Injune Youth Club
Indigenous Basketball League

SOUTH AUSTRALIA
Coober Pedy Races
SA Museum Outback Roadshow

NORTHERN TERRITORY
Darwin Press Club
Palmerston Special Children's Xmas Party

WESTERN AUSTRALIA
Young Achievers Australia
Eastern Goldfields Tennis Association

TASMANIA
Crimestoppers
[illegible]

AUSTRALIAN CAPITAL TERRITORY
Floriade
Australian Institute of Sport

Websites & Contacts

ACCESS FOR EVERYONE
To register for Priority Assistance ring 13 2200
www.telstra.com.au/accessforeveryone

ANNUAL REPORT AND ANNUAL RESULTS
www.telstra.com.au/investor/index.cfm

CUSTOMER SERVICE CHARTER
To obtain copies of the Charter phone 13 2200
www.telstra.com.au/charter

DISABILITY
Freecall™: 1800 068 424 (Voice);
Freecall™: 1800 808 981 (TTY)
www.telstra.com.au/disability

TTY Payphones:
www.telstra.com.au/disability/ttypayphones

ELECTROMAGNETIC ENERGY MANAGEMENT
www.telstra.com.au/ememanagement

ENVIRONMENT
Freecall™: 1800 638 397
www.telstra.com.au/environment

INDUSTRY DEVELOPMENT PLAN
www.telstra.com.au/corpsupply/reports.htm

PRIVACY
www.telstra.com.au/privacy

TELSTRA BROADBAND FUND
www.broadbandfund.telstra.com

TELSTRA FOUNDATION
Freecall™: 1800 208 378
www.telstrafoundation.com
Post: Locked Bag 5680 Melbourne VIC 3001

TELSTRA LIFE (Drive Safe Phone Safe, Lost and Stolen Handset Blocking, Mobile Phone Etiquette)
www.telstra.com.au/mobile/life

ACKNOWLEDGEMENTS

CSR Consultant
Ulrike Schuermann, Schuermann Consultancy, Special Project Consultant, Swinburne University's Centre for Philanthropy and Social Investment, Founding CEO of Leadership Without Borders Ltd

Many thanks to those who appeared in our photos.
Brett Avery, Jannine Begg, Mary Cudmore, Elizabeth Clough, Mark Crohan, Terry Dawson, June Derschow, Cangie Edwards, Andrew Gubbins, Georgie Hunter, Jayne Hutchinson, Gloria Lalor-Mundine, Danielle Leith, Hamish McFarlane, Angela McKay, Sue Lewis, Sharon Michael, Art Meeker, Lucky Menidis, Ihab Nahkla, Margaret O'Rourke, Samya Parker, Christina Parish, Gerry Sanderson, Maree Sexton, Dave Sharpe, Alan Shephardson, Michelle Singarella (congratulations on the birth of Sam), Tony Ward, Deborah Wates, Cecille Wheare, Frank Wong

Children's last names withheld.
Bradley, Felicity, Harry, Melissa, Ricky, Ruby, Stefanie, Stephanie, Teneille, William

Thanks also to those who helped us with this report.
Te Mania Angus Pty Ltd

Jennifer Latoume, SIAG Commerce Solutions

The Coy family, Seville

Anne Rahilly, Peter MacCallum Cancer Centre

Telstra Country Wide, Geelong

Telstra Research Laboratories

Andrew Lucas Photography

Virgina Cummins

Gerald Jenkins

CLEAR

Publicis Mojo

Edit Media

Mandy Ballo, Red Message

Telstra Museum (historical image)

This document is printed on Supreme Dull – a stock produced with 50% recycled content, and Nopacoat – a chlorine free stock produced from plantation timber

Telstra Corporation Limited (ABN 33 051 775 556)
® Registered trade mark of Telstra Corporation Limited.

Telstra

www.telstra.com